Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

BLUE ACQUISITION GROUP, INC.,

THE J. M. SMUCKER COMPANY,

SPF HOLDINGS I, INC.,

SPF HOLDINGS II, LLC

and, for the limited purposes set forth herein,

BLUE HOLDINGS I, L.P.

Dated as of February 3, 2015

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		2
1.1.	Definitions	2

ARTICLE II MERGERS		21
2.1.	Mergers	21
2.2.	Closing	22
2.3.	Effective Time	22
2.4.	Effects of the Mergers	23
2.5.	Certificate of Incorporation and By-Laws	23
2.6.	Directors and Officers	23
2.7.	Conversion of Shares and Equity Awards	23
2.8.	Dissenting Shares	26
2.9.	Payment of Merger Consideration	26
2.10.	Merger Consideration Adjustment	31
2.11.	Certain Adjustments	35
2.12.	Conversion of Shares in the Follow-On Merger	35

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		35
3.1.	Due Incorporation; Capitalization	35
3.2.	Due Authorization	38
3.3.	Consents and Approvals; No Violations	38
3.4.	Financial Statements; No Undisclosed Liabilities	39
3.5.	Title to Assets, etc.	41
3.6.	Intellectual Property	41
3.7.	Contracts	42
3.8.	Insurance	44
3.9.	Employee Benefit Plans	45
3.10.	Taxes	48
3.11.	Litigation	49
3.12.	Regulatory Matters	50
3.13.	Environmental Matters	50
3.14.	Absence of Changes	51
3.15.	Labor Relations; Compliance	51
3.16.	Real Property	52
3.17.	Brokers and Finders	53
3.18.	Affiliate Agreements	53
3.19.	Reorganization	53
3.20.	No Additional Representations	53

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		54
4.1.	Due Incorporation; Capitalization	54
4.2.	Capital Structure	54
4.3.	Due Authorization	55
4.4.	Consents and Approvals; No Violations	56

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4.5.	Brokers and Finders	56
4.6.	Operations of Merger Subs	56
4.7.	Financial Statements	56
4.8.	Litigation	58
4.9.	Regulatory Matters	58
4.10.	Absence of Changes	59
4.11.	Financial Ability	59
4.12.	Reorganization	59
4.13.	Environmental Matters	59
4.14.	Rights Agreement	60
4.15.	No Additional Representations	60

ARTICLE V COVENANTS		60
5.1.	Access to Information and Facilities	60
5.2.	Preservation of Company Business	61
5.3.	Preservation of Parent Business	63
5.4.	Exclusivity	64
5.5.	Efforts	64
5.6.	Certain Tax Matters	67
5.7.	Registration	67
5.8.	Employment Matters	68
5.9.	Section 280G	69
5.10.	Public Announcements	70
5.11.	Indemnification of Directors and Officers	70
5.12.	Termination of Affiliate Agreements	72
5.13.	Appraisal Notice	72
5.14.	Financing	72
5.15.	No Solicitation	76
5.16.	Company Stockholder Approval	76
5.17.	Inspections	76
5.18.	Delivery of Certain Financial Information	77

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUBS		77
6.1.	Accuracy of Warranties	77
6.2.	Compliance with Agreements and Covenants	77
6.3.	HSR Clearance	78
6.4.	Competition Act Clearance	78
6.5.	Company Stockholder Approval	78
6.6.	Material Adverse Effect	78
6.7.	No Prohibition	78
6.8.	Delivery of Certain Financial Information	78

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		78
7.1.	Accuracy of Warranties	78
7.2.	Compliance with Agreements and Covenants	79
7.3.	HSR Clearance	79

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7.4.	Competition Act Clearance	79
7.5.	No Prohibition	79
7.6.	Tax Opinion	79

ARTICLE VIII TERMINATION		79
8.1.	Termination	79
8.2.	Expenses	80
8.3.	Effect of Termination	80
8.4.	Specific Performance	81

ARTICLE IX STOCKHOLDER REPRESENTATIVE		81
9.1.	Designation and Replacement of Stockholder Representative	81
9.2.	Authority and Rights of Stockholder Representative; Limitations on Liability	81
9.3.	Representations and Warranties of the Stockholder Representative	84

ARTICLE X MISCELLANEOUS		85
10.1.	Nonsurvival of Representations and Warranties	85
10.2.	Amendment	85
10.3.	Notices	86
10.4.	Waivers	87
10.5.	Counterparts	87
10.6.	Interpretation	88
10.7.	APPLICABLE LAW	88
10.8.	Binding Agreement	88
10.9.	Assignment	88
10.10.	Third Party Beneficiaries	88
10.11.	No Recourse	89
10.12.	Release	89
10.13.	Further Assurances	90
10.14.	Entire Understanding	90
10.15.	JURISDICTION OF DISPUTES	90
10.16.	WAIVER OF JURY TRIAL	91
10.17.	Disclosure Letters	91
10.18.	Severability	92
10.19.	Construction	92
10.20.	Privilege and Related Matters	92

Annexes

Annex A	Working Capital Example Calculation

Exhibits

Exhibit A	Shareholders Agreement
Exhibit B	Form of Tax Representation Letter
Exhibit C	Form of Tax Representation Letter

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of February 3, 2015, by and among Blue Acquisition Group, Inc., a Delaware corporation (“Company”), The J. M. Smucker Company, an Ohio corporation (“Parent”), SPF Holdings I, Inc., a Delaware corporation (“Merger Sub One”), SPF Holdings II, LLC, a Delaware limited liability company (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), and for the limited purposes set forth herein, Blue Holdings I, L.P. as the Stockholder Representative (the “Stockholder Representative”). Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the boards of directors of Parent (on its own behalf and as the sole stockholder of Merger Sub One and the sole member of Merger Sub Two) and each Merger Sub have approved the acquisition of the Company by Parent, by means of a merger of Merger Sub One with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, followed by the merger of the Company with and into Merger Sub Two (the “Follow-On Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Parent (as such, the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (i) has determined that the Mergers are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement and the transactions contemplated hereby and (iii) is recommending the adoption of this Agreement by the stockholders of the Company;

WHEREAS, on the date hereof and simultaneous with the execution of this Agreement, Parent, Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”), Centerview Capital Management LLC (“Centerview”), AlpInvest Partners US Holdings, LLC (“AlpInvest”) and each of the shareholders whose name appears on the signature pages thereto have entered into a Shareholders Agreement (as it may be amended from time to time, the “Shareholders Agreement”), attached hereto as Exhibit A, which shall become effective on the Closing Date; and

WHEREAS, the parties intend that the Initial Merger and the Follow-On Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“280G Waivers” shall have the meaning set forth in Section 5.9.

“ABL Revolving Credit Agreement” shall mean that certain Credit Agreement, dated as of March 6, 2014, by and among Big Heart Pet Brands and Natural Balance Pet Foods, Inc., as borrowers, Blue Acquisition Group, Inc., as Holdings, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

“Accredited Holder” shall mean an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act.

“Accredited Option Aggregate Cash Proceeds” shall mean the product of (i) the Accredited Option Aggregate Proceeds and (ii) the Cash Percentage.

“Accredited Option Aggregate Proceeds” shall mean the aggregate exercise price that would be payable to the Company upon exercise of all Options that are outstanding immediately prior to the Effective Time (assuming that an amount in cash equal to the full exercise price of each Option were delivered to the Company, regardless of whether the Option requires payment of an exercise price); provided, however, that any Underwater Option and any Cashed-Out Option shall be disregarded for purposes of this definition.

“Accredited Option Aggregate Stock Proceeds” shall mean a number of shares of Parent Common Stock equal to the quotient of (A) the product of (i) the Accredited Option Aggregate Proceeds and (ii) the Stock Percentage divided by (B) the Closing Parent Common Stock Price.

“Adjustment Resolution Period” shall have the meaning set forth in Section 2.10(c).

“Adjustment Review Period” shall have the meaning set forth in Section 2.10(c).

“Adjustment Time” shall mean 11:59 p.m. on the day immediately preceding the Closing Date; provided, that if as a result of a breach by the Company of any of its covenants contained in Section 5.2(q) of this Agreement, Cash, Transaction Expenses, or Indebtedness shall have changed between the Adjustment Time and the time immediately preceding the Effective Time, then any such changes shall be included in the calculation of Closing Cash, Transaction Expenses, and/or Closing Indebtedness (as the case may be) for purposes of the Closing Statement.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly. Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) of KKR, Vestar, Centerview and AlpInvest or any of their respective Affiliates.

“Affiliate Agreement” shall have the meaning set forth in Section 3.18.

“Aggregate Base Cash Amount” shall mean $3,900,000,000, minus (A) the Estimated Closing Indebtedness, minus (B) the Estimated Transaction Expenses, minus (C) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (D) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount, plus (E) the Estimated Closing Cash, plus (F) the Tax Benefit Amount, and minus (G) the Stockholder Representative Holdback Amount.

“Aggregate Final Cash Amount” shall have the meaning set forth in Section 2.10(e).

“Aggregate Share Amount” means 17,892,644 shares of Parent Common Stock.

“Aggregate Stockholder Cash Consideration” means, for any Common Stockholder, an amount of cash consideration equal to (A) the Per Share Cash Amount multiplied by (B) the number of shares of Common Stock held by such Common Stockholder and converted into the right to receive the Per Share Common Stock Merger Consideration pursuant to this Agreement.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the annexes and exhibits hereto, as it and they may be amended from time to time.

“AlpInvest” shall have the meaning set forth in the Recitals.

“Applicable Withholding Amount” shall mean such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law with respect to the payment made in connection with the cancelation of an Equity Award.

“Assets” shall have the meaning set forth in Section 3.5.

“Balance Sheet Date” shall mean April 27, 2014.

“Benefit Plan” shall have the meaning set forth in Section 3.9(a).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York or Ohio are authorized or required by Law or other action of a Governmental Authority to close.

“Canceled Shares” shall have the meaning set forth in Section 2.7(c)(i).

“Cash” shall mean (i) the sum of cash and cash equivalents of the Company and its Subsidiaries, in each case determined in accordance with GAAP and in a manner consistent with the most recent audited financial statements included in the Company SEC Documents prior to the date hereof, plus (ii) without duplication, any uncollected bank deposits or receivables in respect thereof to the extent not included in the calculation of cash and cash equivalents pursuant to clause (i) hereof, minus (iii) without duplication, any book overdrafts, outstanding checks and uncleared ACH payments, to the extent not deducted from the calculation of cash and cash equivalents pursuant to clause (i) hereof. For the avoidance of doubt, Cash or Closing Cash may be a positive or negative number (and, if Cash or Closing Cash is a negative number, then the addition of Cash or Closing Cash wherever used in this Agreement shall mean the subtraction of the absolute value of Cash or Closing Cash, as applicable).

“Cash Percentage” means the quotient of (A) the Aggregate Base Cash Amount minus the Non-Accredited Option Aggregate Consideration divided by (B) the sum of (x) the Aggregate Base Cash Amount minus the Non-Accredited Option Aggregate Consideration and (y) the product of the Aggregate Share Amount and the Closing Parent Common Stock Price.

“Cash Ratio” means a fraction, the numerator of which is the Per Share Cash Amount and the denominator of which is the sum of (i) the product of the Per Share Stock Amount multiplied by the Closing Parent Common Stock Price and (ii) the Per Share Cash Amount.

“Cashed-Out Options” means any Options that are held by Non-Accredited Holders and receive cash (and no stock) merger consideration pursuant to Section 2.7(d)(ii).

“Centerview” shall have the meaning set forth in the Recitals.

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Certificate of Incorporation” shall mean the certificate of incorporation of the Company, as amended from time to time.

“Closing” shall mean the consummation of the transactions contemplated herein.

“Closing Cash” shall mean the aggregate amount of Cash of the Company and its Subsidiaries as of the Adjustment Time.

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Indebtedness” shall mean the aggregate amount of Indebtedness of the Company and its Subsidiaries as of the Adjustment Time.

“Closing Parent Common Stock Price” shall mean the last reported sale price of Parent Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal) on the last trading day immediately preceding the date of the Effective Time.

“Closing Statement” shall have the meaning set forth in Section 2.10(b).

“Closing Working Capital” shall mean the Working Capital of the Company and its Subsidiaries as of the Adjustment Time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commissioner” shall have the meaning set forth in Section 6.4.

“Common Stock” shall have the meaning set forth in Section 3.1(b).

“Common Stockholder” shall mean a holder of Common Stock.

“Company” shall have the meaning set forth in the Preamble.

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article III.

“Company Financial Statements” shall mean the (A) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company for each of the three most recently completed fiscal years that have ended at least 60 days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any “going concern” qualification) and (B) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Company for the interim period from the date of the most recent such audited consolidated balance sheet through the end of the most recent quarterly period that has ended at least 40 days prior to the Closing Date (and in any event including such unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows for the Company’s nine months ending on January 25, 2015, and excluding any quarterly period ended prior thereto), and for the corresponding period of the prior fiscal year, in each case meeting the requirements of Regulation S-X under the Securities Act of 1933, as amended, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a Current Report on Form 8-K filed by Parent relating to the Mergers under the Exchange Act (and, if the Company Financial Statements are delivered to Parent on or prior to the first day of the Marketing Period, a registration statement in respect of a registered debt offering on Form S-1).

“Company Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that individually or in the aggregate with all other changes, events, facts, effects or occurrences, has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect could or would occur, any change, event, fact, effect or occurrence to the extent attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the Company and its Subsidiaries operate; (ii) the taking of any action expressly required by this Agreement; (iii) the announcement of this Agreement or the consummation of the Mergers including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of the Company or its Subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Mergers (it being understood that the exception in this clause (iii) shall not apply with respect to reference to Company Material Adverse Effect on those portions of the representations and warranties contained in Section 3.3 the purposes of which are to address the consequences resulting from the execution of this Agreement or the consummation of the Mergers or with respect to the condition contained in Section 6.1 to the extent relating to such portions of such representations and warranties); (iv) the taking of any action expressly with the prior written approval of Parent; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (viii) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Company Material Adverse Effect to the extent such changes, events, facts, effects or occurrences disproportionately adversely affect the Company and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries in which the Company and its Subsidiaries operate.

“Company Notes” shall mean the Operating Subsidiary’s 7.625% Senior Notes due 2019.

“Company Note Indenture” shall mean that certain Indenture, dated as of February 16, 2011, between the Operating Subsidiary and the Company Note Trustee.

“Company Note Trustee” shall mean The Bank of New York Mellon Trust Company, N.A., as trustee.

“Company Real Property” shall have the meaning set forth in Section 3.16(b).

“Company SEC Documents” shall have the meaning set forth in Section 3.4(b).

“Company Securities” shall have the meaning set forth in Section 3.1(b).

“Company Stockholder Approval” shall have the meaning set forth in Section 5.16.

“Competing Transaction” shall have the meaning set forth in Section 5.4.

“Competition Act” shall mean the Competition Act (Canada), as amended, and the regulations promulgated thereunder.

“Competition Act Approval” shall have the meaning set forth in Section 6.4.

“Competition Laws” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreements” shall mean those certain confidentiality letter agreements, dated as of July 18, 2014 and November 7, 2014, by and between the Operating Subsidiary and Parent relating to the transactions contemplated hereby.

“Consumer Products Purchase Agreement” shall mean the Purchase Agreement, dated as of October 9, 2013, among Del Monte Corporation, Del Monte Foods Consumer Products, Inc., and, solely for purposes of Section 11.20 thereof, Del Monte Products Limited.

“Contamination” or “Contaminated” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, air or other environmental media to an extent that any Response Action is legally required by any Governmental Authority, or that would reasonably be expected to result in liability under any Environmental Law with respect to such presence of Hazardous Substances.

“Continuing Employee” shall have the meaning set forth in Section 5.8(a).

“Continuing Shares” shall have the meaning set forth in Section 2.7(c)(ii).

“Controlled Group Liability” shall have the meaning set forth in Section 3.9(h).

“Current Fiscal Year Bonuses” shall have the meaning set forth in Section 5.8(e).

“Debt Breakage Costs” shall have the meaning set forth in the definition of “Indebtedness” in this Section 1.1.

“Debt Financing” shall have the meaning set forth in Section 4.11.

“Debt Financing Commitments” shall have the meaning set forth in Section 4.11.

“Debt Financing Sources” shall mean the lenders party to the Debt Financing Commitments.

“Deficiency Amount” shall have the meaning set forth in Section 2.10(e).

“Determination Date” shall have the meaning set forth in Section 2.10(d).

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware, as amended from time to time.

“Dissenting Shares” shall have the meaning set forth in Section 2.8.

“D&O Insurance” shall have the meaning set forth in Section 5.11(b).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” shall mean any applicable Law, common law doctrine or Permit pertaining to the protection of the environment, or to the extent relating to exposure to Hazardous Substances, the protection of human health and/or safety.

“Equity Award” shall mean an Option or Restricted Stock Award.

“Equityholders” shall have the meaning set forth in Section 9.1.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Escrow Property Agent” shall have the meaning set forth in Section 2.9(a).

“Estimated Closing Cash” shall have the meaning set forth in Section 2.10(a).

“Estimated Closing Indebtedness” shall have the meaning set forth in Section 2.10(a).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.10(a).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 2.10(a).

“Estimated Working Capital Amount” shall have the meaning set forth in Section 2.10(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 2.9(a).

“Exchange Fund” shall have the meaning set forth in Section 2.9(a).

“Excess Amount” shall have the meaning set forth in Section 2.10(e).

“Excluded Restricted Stock Award” shall mean a restricted stock award received upon the exchange of the Options set forth on Section 2.7(f) of the Company Disclosure Letter.

“Excluded Restricted Stock Award Consideration Amount” shall mean a number of shares of Parent Common Stock and an amount of cash that the Excluded Restricted Stock Award would be converted into in the Merger if the Excluded Restricted Stock Award were treated as a Restricted Stock Award and the Per Share Common Stock Merger Consideration were calculated assuming that the Fully-Diluted Outstanding Stock included the number of shares of Common Stock underlying the Excluded Restricted Stock Award.

“Excluded Restricted Stock Award Escrow Property” shall have the meaning set forth in Section 2.9(a).

“Excluded Restricted Stock Award Holdback” shall have the meaning set forth in Section 2.9(a).

“Existing Advisors” shall have the meaning set forth in Section 10.20.

“Existing Credit Facility Terminations” shall have the meaning set forth in Section 5.14(c).

“Existing Matters” shall have the meaning set forth in Section 10.20.

“Final Closing Statement” shall have the meaning set forth in Section 2.10(d).

“Financing” shall have the meaning set forth in Section 5.14(b).

“Financing Offering Materials” shall have the meaning set forth in Section 5.14(b).

“Financing Sources” means any Person (other than Parent or any of its Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing (including the Debt Financing Sources) and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

“Follow-On Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Follow-On Merger” shall have the meaning set forth in the Recitals.

“Fully-Diluted Outstanding Stock” shall mean, as of any date, the total number of shares of Common Stock outstanding as of such date (including shares of Common Stock underlying a Restricted Stock Award, as if fully vested), determined on a fully-diluted, as-if exercised basis and assuming the exercise (as applicable) and settlement of all Options (assuming that all shares of Common Stock underlying Options are delivered to the applicable holders and that no shares of Common Stock are withheld in payment of any applicable exercise price or tax obligations), whether or not exercised, exercisable, settled, eligible for settlement or vested; provided, however, that (i) any Underwater Option, (ii) any Option referenced in Item 5 of Section 5.2(c) of the Company Disclosure Letter, and (iii) unless otherwise specified, any Excluded Restricted Stock Award shall, in each case, be disregarded for purposes of this definition.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency or authority, any court or judicial authority or arbitration tribunal, whether national, federal, state, provincial or local or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Hazardous Substance” shall mean any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or requires a Response Action pursuant to, any Environmental Law.

“Holdco” shall mean Blue Holdings I, L.P.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest and fees, and prepayment fees or penalties (other than Debt Breakage Costs), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all lease obligations of such Person capitalized on the books and records of such Person, (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, (v) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person (and all arrangements having similar effect, including by the granting of security for such Indebtedness of another Person), (vi) any sale or change of control payments or benefits payable to directors, officers or employees of the Company in connection with the consummation of the transactions contemplated by this Agreement (excluding, for the avoidance of doubt the severance arrangements set forth on Section 1.1(c) of the Company Disclosure Letter and any arrangements established by or with the express written consent of Parent) and (vii) all obligations of such Person under interest rate hedging transactions (calculated, as of any date, as the amount of any payments that would be required to be paid by the Company (or any of its Subsidiaries) to the counterparty banks in the event of an early unwind or early termination of such interest rate hedge transactions on such date); provided, that, with respect to Indebtedness of the Company and its Subsidiaries, Indebtedness shall exclude all breakage costs and prepayment fees or penalties associated with any redemption or repayment of the Company Notes in connection with the transactions contemplated by this Agreement (collectively, “Debt Breakage Costs”), which shall be paid by Parent. For the avoidance of doubt, “Indebtedness” shall not include any amount included in the calculation of Working Capital or Transaction Expenses.

“Independent Accountant” shall have the meaning set forth in Section 2.10(c).

“Initial Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Initial Merger” shall have the meaning set forth in the Recitals.

“Intellectual Property” shall mean any patents and patent applications, inventions (whether or not patentable), trademarks, trade names, service marks, domain names, copyrights and copyrightable works, trade secrets, know-how and other confidential or proprietary information.

“Interim Period” shall have the meaning set forth in Section 5.1.

“Investment Canada Act” shall mean the Investment Canada Act (Canada), as amended, and the regulations promulgated thereunder.

“IRS” shall have the meaning set forth in Section 3.9(b).

“KKR” shall have the meaning set forth in the Recitals.

“Knowledge of Parent” shall mean the actual knowledge, after reasonable inquiry of his or her direct reports, of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter.

“Knowledge of the Company” shall mean the actual knowledge, after reasonably inquiry of his or her direct reports, of the individuals set forth on Section 1.1(a) of the Company Disclosure Letter.

“Latest Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Operating Subsidiary and its Subsidiaries, dated as of October 26, 2014, as set forth in the Company SEC Documents.

“Latest Parent Balance Sheet” shall mean the unaudited consolidated balance sheet of Parent and its Subsidiaries, dated as of October 31, 2014, as set forth in the Parent SEC Documents.

“Laws” shall have the meaning set forth in Section 3.12(a).

“Leased Real Property” shall mean real property which the Company or any of its Subsidiaries leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof).

“Letter of Transmittal” shall have the meaning set forth in Section 2.9(b)(i).

“Liabilities” shall have the meaning set forth in Section 3.4(a).

“License” shall have the meaning set forth in Section 3.6(b).

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other adverse claims of any kind with respect to a property or asset.

“Litigation” shall have the meaning set forth in Section 3.11.

“Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days after the date hereof (i) throughout and at the end of which Parent shall have the Required Information and the Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act relating to such Required Information for a registered public offering of debt securities of Parent on Form S-1 (including, for the avoidance of doubt, as to “staleness”) (except such provisions for which compliance is not customary for private placements of debt securities pursuant to Rule 144A under the Securities Act) and (ii) (A) throughout and at the end of which nothing has occurred and no condition exists that would cause the conditions set forth in Section 6.1, Section 6.2, Section 6.6 and Section 6.7 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period and (B) at the end of which all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing) shall be satisfied; provided, that, in no event shall the Marketing Period commence prior to February 27, 2015. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the Financing is consummated and all of the proceeds thereof are received by Parent on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such fifteen (15) consecutive Business Day period: (i) the Operating Subsidiary’s independent accountant shall have withdrawn or qualified its audit opinion with respect to any financial statements of the Operating Subsidiary, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Operating Subsidiary for the applicable periods by the independent accountant or another independent public accounting firm reasonably acceptable to Parent; or (ii) the Operating Subsidiary issues a public statement indicating its intent to restate any historical financial statements of the Operating Subsidiary, or that such financial statements should no longer be relied on or that any such restatement (or non-reliance determination) is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the Required Information has been amended or the Operating Subsidiary has announced that no restatement shall be required in accordance with GAAP or that such financial statements should continue to be relied on. Solely to the extent that on or prior to the first day of the Marketing Period (but not thereafter) the Company has delivered to Parent the Company Financial Statements pursuant to Section 5.18 and the other information relating to the Company and its Subsidiaries constituting the Required Information (assuming for this purpose that the Required Information relates to information regarding the Company and its Subsidiaries), all references to the Operating Subsidiary in the definitions of “Marketing Period” and “Required Information” shall instead refer to the Company, and all references to non-compliance with the requirements of registered offerings to the extent not customary in Rule 144A offerings shall be disregarded.

“Material Contracts” shall have the meaning set forth in Section 3.7(a).

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Sub One” shall have the meaning set forth in the Preamble.

“Merger Sub Two” shall have the meaning set forth in the Preamble.

“Merger Subs” shall have the meaning set forth in the Preamble.

“Monitoring Agreement” shall mean the Monitoring Agreement, dated as of March 8, 2011, among Del Monte Corporation, Blue Acquisition Group, Inc., Blue Holdings I, L.P., Kohlberg Kravis Roberts & Co. L.P., Vestar Capital Partners, Centerview Partners Management LLC and AlpInvest Partners Inc.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Multiple Employer Plan” shall mean a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“Net Option Share” shall mean, with respect to an Option, the excess, if any, of (i) the number of shares of Common Stock underlying such Option minus (ii) the quotient of (x) the aggregate exercise price of such Option divided by (y) the Per Share Common Stock Merger Consideration Cash Value.

“Non-Accredited Holder” shall mean any holder of Options who is not an Accredited Holder.

“Non-Accredited Option Aggregate Consideration” shall mean the aggregate cash consideration payable to holders of Cashed-Out Options pursuant to Section 2.7(d)(ii).

“Non-Accredited Option Aggregate Proceeds” shall mean the aggregate exercise price that would be payable to the Company upon exercise of all Cashed-Out Options that are outstanding immediately prior to the Effective Time (assuming that an amount in cash equal to the full exercise price of each Option were delivered to the Company, regardless of whether the Option requires payment of an exercise price); provided, however, that any Underwater Option shall be disregarded for purposes of this definition.

“Non-Recourse Party” shall have the meaning set forth in Section 10.11.

“Notice of Adjustment Disagreement” shall have the meaning set forth in Section 2.10(c).

“OGCL” shall mean the Ohio General Corporation Law, as amended from time to time.

“Ongoing Marketing Period” shall have the meaning set forth in Section 8.1(b).

“Operating Subsidiary” shall mean Big Heart Pet Brands.

“Option Bonus Amount” shall mean any fees, costs and expenses or payments of the Company related to any bonus offered by the Company in lieu of granting Options, in each case, due and payable by the Company to any director, officer, employee or consultant of the Company or its Subsidiaries and the Company’s portion of any applicable employment or other taxes due in connection with any such bonuses.

“Options” shall mean the outstanding options to purchase shares of Common Stock granted under a Benefit Plan.

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.6(a).

“Owned Real Property” shall mean all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto.

“Parachute Payment” shall have the meaning set forth in Section 5.9.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Common Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Parent Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that individually or in the aggregate with all other changes, events, facts, effects or occurrences, has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Parent Material Adverse Effect or whether a Parent Material Adverse Effect could or would occur, any change, event, fact, effect or occurrence to the extent attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which Parent and its Subsidiaries operate; (ii) the taking of any action expressly required by this Agreement; (iii) the announcement of this Agreement or the consummation of the Mergers including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of Parent or its Subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Mergers (it being understood that the exception in this clause (iii) shall not apply with respect to reference to Parent Material Adverse Effect in the portion of the representations and warranties contained in Section 4.4 the purposes of which are to address the consequences resulting from the execution of this Agreement or the consummation of the Mergers or with respect to the condition contained in Section 7.1 to the extent relating to such portions of such representations and warranties); (iv) the taking of any action expressly with the prior written approval of the Company; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (viii) the failure, in and of itself, of Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Parent Material Adverse Effect to the extent such changes, events, facts, effects or occurrences disproportionately adversely affect Parent and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries in which Parent and its Subsidiaries operate.

“Parent Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Parent SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for real property owned by Parent and its Subsidiaries, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; (h) any Liens incurred in connection with the Financing; and (i) Liens set forth on Section 1.1(b) of the Parent Disclosure Letter.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Rights” shall mean the rights associated with shares of Parent Common Stock issued pursuant to the Parent Rights Plan.

“Parent Rights Plan” shall mean that certain Rights Agreement, dated as of May 20, 2009, by and between Parent and Computershare Trust Company, N.A.

“Parent SEC Documents” shall have the meaning set forth in Section 4.7(b).

“Parent Securities” shall have the meaning set forth in Section 4.2(a).

“Payoff Letter” shall have the meaning set forth in Section 5.14(b).

“PBGC” shall have the meaning set forth in Section 3.9(g).

“Per Share Cash Amount” means the quotient of (x) the sum of (i) the Aggregate Base Cash Amount plus (ii) the Accredited Option Aggregate Cash Proceeds minus (iii) the Non-Accredited Option Aggregate Consideration divided by (y) the Fully-Diluted Outstanding Stock (disregarding Cashed-Out Options) immediately prior to the Effective Time. Notwithstanding the foregoing, in no event will Parent be required to pay an amount of cash in excess of the

Aggregate Base Cash Amount in respect of all shares of Common Stock, Options, Restricted Stock Awards, Excluded Restricted Stock Awards and other equity securities, grants or awards of the Company plus the aggregate amount of cash in lieu of fractional shares of Parent Common Stock payable pursuant to Article II and, if necessary, the Per Share Cash Amount will be adjusted to ensure that this limit is not exceeded.

“Per Share Common Stock Merger Consideration” shall mean, with respect to each share of Common Stock, each of (i) the Per Share Cash Amount, (ii) the Per Share Stock Amount and (iii) the Per Share Rights.

“Per Share Common Stock Merger Consideration Cash Value” shall mean, with respect to each share of Common Stock, the per share amount determined by dividing (a) the sum of (i) the Aggregate Base Cash Amount, (ii) the product of (x) the Aggregate Share Amount multiplied by (y) the Closing Parent Common Stock Price, (iii) the Accredited Option Aggregate Proceeds and (iv) the Non-Accredited Option Aggregate Proceeds, by (b) the Fully-Diluted Outstanding Stock immediately prior to the Effective Time. For purposes of this definition, all relevant calculations shall be performed in such manner as is necessary to identify and to disregard any Underwater Option.

“Per Share Rights” shall mean, with respect to each share of Common Stock, the requisite number of Parent Rights associated with the Per Share Stock Amount.

“Per Share Stock Amount” shall mean, with respect to each share of Common Stock, the quotient of (x) the sum of (i) the Aggregate Share Amount and (ii) the Accredited Option Aggregate Stock Proceeds, divided by (y) the Fully-Diluted Outstanding Stock (disregarding Cashed-Out Options) immediately prior to the Effective Time. Notwithstanding the foregoing, in no event shall Parent be required to issue more than the Aggregate Share Amount in respect of all shares of Common Stock, Options, Restricted Stock Awards, Excluded Restricted Stock Awards and other equity securities, grants or awards of the Company and, if necessary, the Per Share Stock Amount will be adjusted to ensure that this limit is not exceeded.

“Permits” shall have the meaning set forth in Section 3.12(b).

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Company SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for Owned Real Property provided to Parent, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; (h) any Lien incurred in connection with the Financing; and (i) Liens set forth on Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.

“Purchase Price Adjustment Holdback Amount” shall mean $27,500,000; provided, that, to the extent it is reduced by the Released Holdback Amount in accordance with Section 2.10(f), the Purchase Price Adjustment Holdback Amount shall refer to $27,500,000 less the Released Holdback Amount.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Released Claim” shall have the meaning set forth in Section 10.12.

“Released Holdback Amount” shall have the meaning set forth in Section 2.10(f).

“Released Party” shall have the meaning set forth in Section 10.12.

“Releasing Party” shall have the meaning set forth in Section 10.12.

“Representatives” shall have the meaning specified in Section 5.14(b).

“Required Information” shall mean (a) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of the Operating Subsidiary for each of the three most recently completed fiscal years that have ended at least 60 days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any “going concern” qualifications) and (b) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Operating Subsidiary for each subsequent interim quarterly period that has ended at least 40 days prior to the Closing Date (and in any event including such unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows for the Operating Subsidiary’s fiscal quarter ending on January 25, 2015) (or, solely to the extent the final sentence of the definition of “Marketing Period” applies, this clause (b) shall be deemed to refer to unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Company for the interim period from the date of the most recent such audited consolidated balance sheet of the Company through the end of the most recent quarterly period that has ended at least 40 days prior to the Closing Date (and in any event including such unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows for the Company’s nine months ending on January 25, 2015, and excluding any quarterly period ended prior thereto)) and for the corresponding period of the prior fiscal year and (c) all other financial statements, financial data, audit reports and other information (including, without limitation, such information as is necessary to prepare pro forma financial statements of the Parent of the nature required) regarding the Operating Subsidiary and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities of Parent on Form S-1 (subject to exceptions customary for private placements pursuant to Rule 144A under the Securities Act for financials similar to the Debt Financing), assuming that such offering(s) were consummated at the same time during the Operating Subsidiary’s fiscal year as such offering(s) of debt securities will be made) or as otherwise necessary to permit the Operating Subsidiary’s independent accountants to issue “comfort letters” to the Financing Sources (which such accountants have confirmed they are prepared to issue), including as to customary negative assurances and change period in order to consummate any debt capital markets transaction comprising a part of the Financing.

“Resolved Matters” shall have the meaning specified in Section 2.10(c).

“Response Action” shall mean any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by the Company or its Subsidiaries or Parent or its Subsidiaries, as the case may be, any Contamination of any property owned, leased or occupied by the Company or its Subsidiaries or Parent or its Subsidiaries, as the case may be, or any Release or threatened Release of Hazardous Substances, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“Restricted Stock Award” shall mean a restricted stock award of Common Stock granted under a Benefit Plan, and shall not include any Excluded Restricted Stock Award.

“Runoff D&O Insurance” shall have the meaning set forth in Section 5.11(b).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“SERP” shall mean the Del Monte Corporation Supplement Executive Retirement Plan.

“Severance Plan” shall have the meaning set forth in Section 5.8(c).

“Shareholders Agreement” shall have the meaning set forth in the Recitals.

“Shelf Registration Statement” shall have the meaning set forth in Section 5.7.

“Significant Shareholders” shall mean KKR, Vestar, Centerview, AlpInvest and certain of their affiliated funds who are or become a party to the Shareholders Agreement.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stock Percentage” shall mean 100% minus the Cash Percentage.

“Stockholder Approval” shall have the meaning set forth in Section 5.9

“Stockholder Representative” shall have the meaning set forth in the Preamble.

“Stockholder Representative Expense Amount” shall mean $500,000.

“Stockholder Representative Holdback Amount” shall mean the sum of the Purchase Price Adjustment Holdback Amount plus the Stockholder Representative Expense Amount.

“Subsidiary” shall mean, with respect to any Person, another Person, (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body or (b) more than fifty percent (50%) of the equity interests of which is owned directly or indirectly by such first Person.

“Subsidiary Securities” shall have the meaning set forth in Section 3.1(c).

“Surviving Company” shall have the meaning set forth in the Recitals.

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Target Working Capital Amount” shall mean $157,500,000.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies or other assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Section 59A of the Code), alternative or add-on, value added, registration, escheat or unclaimed property, occupancy, capital stock, unincorporated business, unemployment, disability, workers compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties, charges, fees, levies or other assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Benefit Amount” shall mean $35,000,000.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Term Loan Credit Agreement” shall mean that certain Credit Agreement, dated as of March 8, 2011, by and among Big Heart Pet Brands (formerly known as Del Monte Corporation), as borrower, Blue Acquisition Group, Inc., as Holdings, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

“Third Party Interests” shall mean any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party Person.

“Title IV Plan” shall have the meaning set forth in Section 3.9(g).

“Transaction Expenses” shall mean, to the extent unpaid as of the Adjustment Time, the fees, expenses, charges and other payments incurred or otherwise payable by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is liable in connection with the consummation of the transactions contemplated hereby, including (A) fees and expenses of their legal counsel, their investment bankers, their accountants and their other advisors, including any amounts incurred, accrued or payable to the Significant Shareholders or any of their Affiliates in respect of advisory or other fees (including pursuant to the Monitoring Agreement), whether incurred, accrued or payable on, prior to, or after the date of this Agreement (after giving effect to the termination of the Monitoring Agreement pursuant to Section 5.12) and (B) the Option Bonus Amount. Transaction Expenses shall not include (i) any amounts required to be paid to, or for the benefit of, any current or former employee, equityholder, officer, manager, director of the Company or any other Person in connection with or as a result of the consummation of the transactions under this Agreement pursuant to the arrangements set forth on Section 1.1(d) of the Company Disclosure Letter, including pursuant to the SERP and the severance payments or severance benefits set forth on Section 1.1(d) of the Company Disclosure Letter, and including all related payroll withholding Taxes payable by the Company associated with such amounts, (ii) Debt Breakage Costs (which shall be paid by Parent) or (iii) any amounts payable by Parent (and not by the Company) pursuant to this Agreement. For the avoidance of doubt, “Transaction Expenses” shall not include any amount included in the calculation of Working Capital or Indebtedness.

“Treasury Regulations” shall have the meaning set forth in the Recitals.

“Underwater Option” shall mean any Option with an exercise price equal to or in excess of the Per Share Common Stock Merger Consideration Cash Value, it being understood that Underwater Options shall be determined on an iterative basis.

“Union Employee” shall have the meaning set forth in Section 5.8(a).

“Unresolved Matters” shall have the meaning set forth in Section 2.10(c).

“Vestar” shall have the meaning set forth in the Recitals.

“Vesting Agreement” means that certain agreement to be entered into by the holder of an Excluded Restricted Stock Award and the Escrow Property Agent as contemplated by Item 5 of Section 5.2(c) of the Company Disclosure Letter.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws.

“Working Capital” shall mean as of any date or time, in each case determined in accordance with GAAP and the Working Capital Principles, (a) the consolidated current assets of the Company and its Subsidiaries as of such date or time, minus (b) the consolidated current liabilities of the Company and its Subsidiaries as of such date or time. Notwithstanding the foregoing, for purposes of calculating Working Capital, current assets and current liabilities shall exclude (A) Cash, (B) any Indebtedness, (C) any Transaction Expenses, (D) any deferred tax assets and liabilities, (E) any pension and OPEB assets and liabilities, (F) any assets and liabilities related to interest rate, currency or commodity derivatives or hedging transactions or similar arrangements, (G) any amounts accrued or payable to the Significant Shareholders or any of their Affiliates in respect of advisory or other fees, (H) any prepaid slotting costs, (I) any assets and liabilities related to the adjustment to the purchase price under the Consumer Products Purchase Agreement and (J) any uncollected bank deposits or receivables in respect thereof, book overdrafts, outstanding checks and uncleared ACH payments. For the avoidance of doubt current assets and current liabilities related to Taxes shall be determined without considering transaction related expenses or deductions.

“Working Capital Principles” shall mean the accounting policies, principles, practices and methodologies used in the preparation of the most recent audited financial statements included in the Company SEC Documents prior to the date hereof and as used in the preparation of the illustrative example of the calculation of Working Capital as of the date of the Latest Company Balance Sheet which is set forth on Annex A.

ARTICLE II

MERGERS

2.1. Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub One shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the Initial Merger, the Company shall continue as the surviving corporation and the separate corporate existence of Merger Sub One shall cease.

(b) Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, Parent shall cause the Company to be merged with and into Merger Sub Two, in accordance with the terms of, and subject to the conditions set forth in, this Agreement, the DGCL and the DLLCA. Following the Follow-On Merger, Merger Sub Two shall continue as the Surviving Company and the separate corporate existence of the Company shall cease.

2.2. Closing.

(a) The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 A.M. on the third (3rd) Business Day after the date of the satisfaction or waiver of the conditions precedent set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur on the earlier of (i) the date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (subject in each case to the satisfaction or waiver of the conditions set forth in Article VI and VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) as of the date determined pursuant to this proviso). The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

(b) At or prior to the Closing, the Company shall deliver the following to Parent:

(i) a certificate, dated the Closing Date, of a senior executive officer of the Company to the effect set forth in Section 6.1 and Section 6.2; and

(ii) (A) a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulation Section 1.1445-2(c)(3), to the effect that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and (B) a notice of such certification to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897-2(h).

(c) At or prior to the Closing, Parent and the Merger Subs shall deliver the following to the Company:

(i) certificates, dated the Closing Date, of a senior executive officer of Parent to the effect set forth in Section 7.1 and Section 7.2.

2.3. Effective Time. Contemporaneously with the Closing, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Initial Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Initial Merger shall become effective at the time of filing of the Initial Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Initial Certificate of Merger as the effective time of the Initial Merger (the “Effective Time”). Immediately following the Effective

Time, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL and Section 18-209 of the DLLCA (the “Follow-On Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and the DLLCA. The Follow-On Merger shall become effective at the time of filing of the Follow-On Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, or at such later time which the parties hereto shall have agreed and designated in the Follow-On Certificate of Merger as the effective time of the Follow-On Merger.

2.4. Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, (a) at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub One shall vest in the Company as the surviving corporation in the Initial Merger, and all debts, liabilities, obligations and duties of the Company and Merger Sub One shall become the debts, liabilities, obligations and duties of the Company as the surviving corporation in the Initial Merger, and (b) at the effective time of the Follow-On Merger, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub Two shall vest in Merger Sub Two as the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub Two shall become the debts, liabilities, obligations and duties of the Surviving Company.

2.5. Certificate of Incorporation and By-Laws. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the surviving company in the Initial Merger as of the Effective Time, and the bylaws of Merger Sub One in effect immediately prior to the Effective Time shall be the by-laws of the surviving company in the Initial Merger as of the Effective Time, until amended in accordance with applicable Law. The certificate of formation of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the certificate of formation of the Surviving Company, and the limited liability company agreement of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the limited liability company agreement of the Surviving Company.

2.6. Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub Two immediately prior to the effective time of the Follow-On Merger shall be the initial directors of the Surviving Company as of the effective time of the Follow-On Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company as of the effective time of the Follow-On Merger.

2.7. Conversion of Shares and Equity Awards. At the Effective Time, by virtue of the Initial Merger and without any action on the part of any party:

(a) Each share of common stock, par value $0.01 per share, of Merger Sub One issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the surviving corporation in the Initial Merger.

(b) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares, Continuing Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Initial Merger and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Common Stock Merger Consideration, and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Common Stock Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such shares of Common Stock in accordance with Section 2.9(b), without interest.

(c)

(i) Each share of Common Stock held by the Company as treasury stock or held directly by Parent, or a Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(ii) Each share of Common Stock held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of Parent (other than a Merger Sub) or any direct or indirect wholly owned Subsidiary of a Merger Sub immediately prior to the Effective Time (the “Continuing Shares”) shall be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Per Share Cash Amount divided by the Closing Parent Common Stock Price and (B) the Per Share Stock Amount and the Per Share Rights associated with such sum (provided, for the avoidance of doubt, that it is understood that in the event there are any Continuing Shares outstanding immediately prior to the Effective Time, the Aggregate Share Amount and related calculations will be adjusted as necessary to preserve the original intent of the parties).

(d)

(i) As to each Option (that is not an Underwater Option) that is (i) outstanding and unexercised immediately prior to the Effective Time and (ii) is held by an Accredited Holder, such Option shall, by virtue of the Initial Merger and without any action on the part of any party, be canceled and converted into the right to receive (A) the Per Share Common Stock Merger Consideration with respect to each Net Option Share relating to such Option, minus (B) the Applicable Withholding Amount and all such Options shall otherwise cease to be outstanding, shall be canceled and cease to exist. The Applicable Withholding Amount covered under this Section 2.7(d)(i) shall first be applied to reduce the aggregate Per Share Cash Amount payable in respect of the cancelation of such holder’s Options and, to the extent such Applicable Withholding Amount exceeds the Per Share Cash Amount payable in respect of the cancelation of such holder’s Option, the excess of such Applicable Withholding Amount over the aggregate Per Share Cash Amount payable in respect of the cancelation of such holder’s Options shall be applied to reduce the aggregate Per Share Stock Amount payable in respect of the cancelation of such holder’s Options (based on the Closing Parent Common Stock Price).

(ii) As to each Option (that is not an Underwater Option) that is (i) outstanding and unexercised immediately prior to the Effective Time and (ii) is held by a Non-Accredited Holder, such Option shall, by virtue of the Initial Merger and without any action on the part of any party, be canceled and converted into the right to receive an amount in cash equal to (A) the Per Share Common Stock Merger Consideration Cash Value with respect to each Net Option Share relating to such Option, minus (B) the Applicable Withholding Amount, and all such Options shall otherwise cease to be outstanding, shall be canceled and cease to exist.

(iii) As to each Option that is an Underwater Option such Option shall be canceled and cease to exist immediately prior to the Effective Time, with no consideration therefor.

(e) As to each Restricted Stock Award, such Restricted Stock Award shall, by virtue of the Initial Merger and without any action on the part of any party, become fully vested and cease to be subject to any forfeiture condition and be canceled and converted into the right to receive the Per Share Common Stock Merger Consideration for each share of Common Stock underlying such Restricted Stock Award as set forth in Section 2.7(b) hereto, less the Applicable Withholding Amount. The Applicable Withholding Amount covered under this Section 2.7(e) shall first be applied to reduce the aggregate Per Share Cash Amount payable in respect of the cancelation of such holder’s Restricted Stock Award and, to the extent such Applicable Withholding Amount exceeds the Per Share Cash Amount payable in respect of the cancelation of such holder’s Restricted Stock Award, the excess of such Applicable Withholding Amount over the aggregate Per Share Cash Amount payable in respect of the cancelation of such holder’s Restricted Stock Award shall be applied to reduce the aggregate Per Share Stock Amount payable in respect of the cancelation of such holder’s Restricted Stock Award (based on the Closing Parent Common Stock Price).

(f) Each Excluded Restricted Stock Award shall, by virtue of the Initial Merger and without any action on the part of any party, be canceled and converted into the right to receive the Excluded Restricted Stock Award Escrow Property, if and when such amounts become due and payable in accordance with the terms of the Vesting Agreement. For the avoidance of doubt, the holder of an Excluded Restricted Stock Award shall not be entitled to receive any consideration payable on the Closing Date in respect of such Excluded Restricted Stock Award. Parent agrees to provide reasonable cooperation in connection with disbursement, from time to time, of the Excluded Restricted Stock Award Escrow Property pursuant to this Agreement to the applicable recipient, including providing instructions to its transfer agent to duly register in the name of the applicable recipient the portion of the Excluded Restricted Stock Award Escrow Property comprised of Parent Common Stock.

(g) Notwithstanding the foregoing, the consideration payable to Common Stockholders, holders of Restricted Stock Awards and holders of Options pursuant to this Section 2.7 shall be subject to the Excluded Restricted Stock Award Holdback set forth in Section 2.9(a).

2.8. Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Mergers or consented thereto in writing and who shall have properly demanded and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Common Stock Merger Consideration. Such stockholders instead shall only be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Common Stock Merger Consideration upon surrender in the manner provided in Section 2.9. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

2.9. Payment of Merger Consideration.

(a) Prior to the Closing, Parent shall appoint a bank or trust company of national recognition reasonably acceptable to the Company, or Parent’s transfer agent, to act as exchange agent (the “Exchange Agent”) hereunder. At the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Common Stock, Options and Restricted Stock Awards, for exchange in accordance with this Section 2.9, (i) certificates or evidence of book-entry shares representing a number of shares of Parent Common Stock equal to the Aggregate Share Amount and (ii) cash representing the sum of (A) the Aggregate Base Cash Amount plus (B) cash necessary to pay in lieu of fractional shares pursuant to Section 2.9(b)(ix) (such shares of Parent Common Stock together with such cash, the “Exchange Fund”) and with the Stockholder Representative, the Stockholder Representative Holdback Amount. On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each Common Stockholder and holder of a Restricted Stock Award who has surrendered its Certificates, if applicable, and delivered a properly completed and duly executed Letter of Transmittal at least three (3) Business Days prior to the Closing Date, the Per Share Common Stock Merger Consideration for each share of Common Stock held by such Common Stockholder and the Per Share Common Stock Merger Consideration (less the Applicable Withholding Amount) for each share of Common Stock underlying such Restricted Stock Award, and following the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other Common Stockholder and holder of a Restricted Stock Award (who has thereafter surrendered its Certificates, if applicable, and delivered a properly completed and duly executed Letter of Transmittal) the Per Share Common Stock Merger Consideration for each share of Common Stock held by such Common Stockholder and the Per Share Common Stock Merger Consideration (less the Applicable Withholding Amount) for each share of Common Stock underlying such Restricted Stock Award, in each case in accordance with the procedures set forth herein, and Parent shall cause the Exchange Agent to pay (i) to the Surviving Company for payment to each holder of Options who is an Accredited Holder, the Per Share Common Stock Merger Consideration for each Net Option Share relating to each outstanding Option payable pursuant to Section 2.7(d)(i), less any applicable withholding Taxes and (ii) to the Surviving Company for payment to each holder of Options who is a Non-Accredited Holder, cash in an amount equal to the consideration for each outstanding Cashed-Out Option payable pursuant to Section 2.7(d)(ii), less any applicable withholding Taxes. Notwithstanding the foregoing or anything to the contrary contained herein, a number of shares of Parent Common Stock and an amount of cash with an aggregate value equal to the Excluded Restricted Stock Award Consideration Amount (in each case valuing the Parent Common Stock based on the Closing Parent Common Stock Price) shall be withheld from the amount payable to the Common Stockholders, holders of Restricted Stock Awards and holders of Options at any time in accordance with the remainder of this Section 2.9(a) (the “Excluded Restricted Stock Award Holdback”). The amount of cash and/or shares of Parent Common Stock withheld from each Common Stockholder, each holder of a Restricted Stock Award and each holder of Options shall be equal to the difference between the amount of cash and/or shares of Parent Common Stock payable to each such holder in accordance with this Section 2.9(a) and the amount of cash and/or shares of Parent Common Stock that would have been payable to such holder in accordance with this Section 2.9(a) had the Fully-Diluted Outstanding Stock included the Excluded Restricted Stock Award, for each holder in the same proportion of cash to shares of Parent Common Stock (and in the case of Cashed-Out Options, solely in the form of cash) as such holder would have been entitled to receive prior to giving effect to the withholding described in this and the preceding sentence (such aggregate amount of withheld cash and shares of Parent Common Stock, the “Excluded Restricted Stock Award Escrow Property”), which Excluded Restricted Stock Award Escrow Property shall have an aggregate value equal to the Excluded Restricted Stock Award Consideration Amount (in each case valuing the Parent Common Stock based on the Closing Parent Common Stock Price). The Excluded Restricted Stock Award Escrow Property shall be held by the Stockholder Representative or, at the Stockholder Representative’s option, by a third party or other entity controlled by the Stockholder Representative (the Stockholder Representative or such third party or other entity, in such capacity, the “Escrow Property Agent”) and shall be disbursed in accordance with the Vesting Agreement. In the event, pursuant to the terms of the Vesting Agreement, the Excluded Restricted Stock Award Escrow Property becomes available for distribution to the Common Stockholders, holders of Restricted Stock Awards and holders of Options, the Escrow Property Agent (with the cooperation of Parent as set forth in the last sentence of Section 2.7(f)) shall return such Excluded Restricted Stock Award Escrow Property to the Common Stockholders, holders of Restricted Stock Awards and holders of Options in the amounts and in the form (whether cash or a combination of cash and Parent Common Stock) withheld from such holders pursuant to the Excluded Restricted Stock Award Holdback (and for the avoidance of doubt, neither Parent nor the Company shall have any liability whatsoever related to or arising out of such distribution by the Escrow Property Agent). Notwithstanding anything to the contrary contained herein, including Section 2.7, to the extent the Excluded Restricted Stock Award

Escrow Property is disbursed to the holders of Excluded Restricted Stock Awards in accordance with the Vesting Agreement, no Common Stockholder, holder of Restricted Stock Awards or holder of Options shall have any rights with respect thereto or be entitled to any consideration in respect thereof, and the Excluded Restricted Stock Award Consideration Amount, to the extent disbursed to the holders of Excluded Restricted Stock Awards in accordance with the Vesting Agreement, shall be deemed a reduction to the aggregate cash consideration and/or the aggregate number of shares of Parent Common Stock to be paid and issued to Common Stockholders, holders of Restricted Stock Awards and holders of Options pursuant to this Agreement. For the avoidance of doubt, the Escrow Property Agent shall have sole discretion (subject to the Vesting Agreement) to determine when Restricted Stock Award Escrow Property shall become available for distribution to the holder of an Excluded Restricted Stock Award or to the Common Stockholders, holders of Restricted Stock Awards and holders of Options, in each case in accordance with the Vesting Agreement, and neither Parent nor the Company shall have any liability whatsoever related to or arising out of such determination.

(b) The following provisions shall be applicable to payment of the Per Share Common Stock Merger Consideration and Non-Accredited Option Aggregate Consideration:

(i) Prior to the Effective Time, the Company will deliver or mail or will cause to be delivered or mailed to each Equityholder a letter of transmittal in a form prepared by Parent and reasonably satisfactory to the Company (the “Letter of Transmittal”), which shall specify that delivery shall be effected, only upon proper delivery of the related Certificates (or, for holders of uncertificated shares or Options, upon proper delivery of a fully executed Letter of Transmittal) in accordance therewith to the Company or the Surviving Company, as applicable, and instructions for use in surrendering such shares of Common Stock and receiving the Per Share Common Stock Merger Consideration in respect of the Common Stock evidenced thereby or by such Restricted Stock Award (less any applicable withholdings). Upon the surrender of each such Certificate, if applicable, and a properly completed and duly executed Letter of Transmittal at least three (3) Business Days prior to the Closing Date, the Exchange Agent shall, on the Closing Date, pay the holder of such shares of Common Stock the Per Share Common Stock Merger Consideration and the holder of such Restricted Stock Award the Per Share Common Stock Merger Consideration (less the Applicable Withholding Amount), in consideration therefor, and such shares of Common Stock (including those underlying any such Restricted Stock Award) and any related Certificate shall forthwith be canceled and the Surviving Company shall, within five (5) Business Days following the Effective Time, subject to the delivery of a properly completed and duly executed Letter of Transmittal, or as soon as reasonably practicable after such delivery, pay the Per Share Common Stock Merger Consideration or cash (less Applicable Withholding Amount), as applicable, in respect of the Options in accordance with Section 2.9(a). Upon the surrender of each such Certificate, if applicable, and a properly completed and duly executed Letter of Transmittal any time after the date that is three (3) Business Days prior to the Closing Date, the Exchange Agent shall, no earlier than at the Closing and as soon as reasonably practicable, pay the holder of such shares of Common Stock the Per Share Common Stock Merger Consideration and the holder of a Restricted Stock Award the Per Share Common Stock Merger Consideration (less the Applicable Withholding Amount), in consideration therefor, and such shares of Common

Stock (including those underlying any such Restricted Stock Award) and any related Certificate shall forthwith be canceled. Until so surrendered, each such Certificate (other than Certificates representing Canceled Shares, Continuing Shares or Dissenting Shares) shall represent solely the right to receive the Per Share Common Stock Merger Consideration (less any applicable withholding, if any) relating thereto.

(ii) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of any shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Common Stock are presented to the Exchange Agent, they shall be surrendered and canceled against delivery of the Per Share Common Stock Merger Consideration as provided in this Article II.

(iii) No interest shall accrue or be paid on the Per Share Common Stock Merger Consideration payable upon the delivery of Certificates or Letters of Transmittal. None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to a Common Stockholder or holder of Equity Awards for any cash or interest thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Common Stockholders or amounts unclaimed by holders of Equity Awards twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claim or interest of any Person previously entitled thereto. Any portion of the Exchange Fund which remains unclaimed shall, at Parent’s option, be paid to Parent.

(iv) After the Effective Time, any Common Stockholders or holder of Equity Awards will be entitled to look only to the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(v) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article II; provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, indemnify Parent and the Surviving Company against any claim that may be made against Parent, a Merger Sub or the Surviving Company with respect to the Certificate claimed to have been lost, stolen or destroyed.

(vi) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, the Merger Subs and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(vii) If payment of the Per Share Common Stock Merger Consideration in respect of a share of Common Stock (including those underlying any Restricted Stock Award) is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not payable.

(viii) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or uncertificated shares of Common Stock or holder of an Equity Award) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to any cash portion of Per Share Common Stock Merger Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or uncertificated shares of Common Stock) or other relevant provisions are followed in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or uncertificated shares of Common Stock), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(b)(ix) and (2) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ix) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Common Stock or Equity Awards pursuant to this Article II. Notwithstanding any other provision of this Agreement, each holder of shares of Common Stock or Equity Awards converted pursuant to the Initial Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Common Stock or the Equity Award exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Closing Parent Common Stock Price.

(x) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to this Section 2.9.

(c) For all purposes of this Section 2.9 and for U.S. federal income tax purposes, and in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), a Common Stockholder will be treated as having surrendered, in exchange for the Aggregate Stockholder Cash Consideration to be paid to such Common Stockholder pursuant to Section 2.7(b), a number of shares of Company Common Stock evidenced by Certificates (which are specifically identified by such stockholder in the Letter of Transmittal to be the Certificates exchanged for such stockholder’s Aggregate Stockholder Cash Consideration) equal to the product of (A) the total number of shares of Company Common Stock held by such stockholder and converted into the right to receive the Per Share Common Stock Merger Consideration pursuant to this Agreement and (B) the Cash Ratio.

(d) On the Closing Date, Parent shall pay or cause to be paid the Estimated Transaction Expenses which are then unpaid in accordance with the Estimated Closing Statement.

2.10. Merger Consideration Adjustment.

(a) Prior to the Closing, the Company shall prepare in consultation with Parent, and at least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent (A) a good faith calculation of (i) the estimated amount of the Closing Working Capital (the “Estimated Working Capital Amount”), (ii) the estimated amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) the estimated amount of Closing Cash (the “Estimated Closing Cash”) and (iv) the estimated amount of Transaction Expenses (the “Estimated Transaction Expenses”), and its good faith calculation of the Aggregate Base Cash Amount, collectively the (“Estimated Closing Statement”), (B) a list identifying whether each holder of Options is an Accredited Holder or a Non-Accredited Holder and (C) instructions specifying the amounts to be paid in respect of the Estimated Transaction Expenses and the recipients thereof (including wire instructions). During the preparation by the Company of the Estimated Closing Statement and after the delivery of the Estimated Closing Statement, Parent and its representatives shall have a reasonable opportunity to review and to discuss with the Company and its representatives (a) the Company’s and its Subsidiaries’ working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the Estimated Closing Statement and the calculation of the Estimated Working Capital Amount, Estimated Closing Indebtedness, Estimated Closing Cash and Estimated Transaction Expenses after signing a customary confidentiality and hold harmless agreement with such independent accountants relating to such access to working papers in form and substance reasonably acceptable to such independent accountants, as well as (b) the relevant books and records of the Company and its Subsidiaries; and the Company and its representatives shall reasonably assist Parent and its representatives in their review of the Estimated Closing Statement and the preparation thereof and reasonably cooperate with respect thereto, provided, that, in no event shall the foregoing rights of Parent delay the Closing Date.

(b) As soon as reasonably practicable after the Closing Date, and in any event within forty-five (45) days after the Closing Date, (A) Parent shall prepare and deliver to the Stockholder Representative a statement (the “Closing Statement”) that shall set forth a calculation of (i) the Closing Working Capital, (ii) the Closing Indebtedness, (iii) the Closing Cash and (iv) the Transaction Expenses. The Estimated Closing Statement and the Closing Statement shall entirely disregard any financing or refinancing arrangements entered into at any time by Parent or its Affiliates in connection with the consummation of the transactions contemplated hereby.

(c) During the thirty (30) days immediately following the Stockholder Representative’s receipt of the Closing Statement (the “Adjustment Review Period”), the Stockholder Representative and its representatives shall be permitted to review the Company’s and its Subsidiaries’ working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Closing Working Capital, Closing Indebtedness, Closing Cash and Transaction Expenses after signing a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants, as well as the relevant books and records of the Company and its Subsidiaries and Parent shall cause the Company and its representatives to assist the Stockholder Representative and its representatives in their review of the Closing Statement and reasonably cooperate with respect thereto. The Stockholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) prior to the expiration of the Adjustment Review Period if the Stockholder Representative disagrees with any portion of the Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representative’s adjustments to the Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Stockholder Representative and shall become final and binding upon the parties hereto. During the fifteen (15) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), the Stockholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Stockholder Representative and Parent in writing, together with any items not disputed or objected to by the Stockholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters”. If at the end of the Adjustment Resolution Period the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Stockholder Representative and Parent shall refer all matters that remain in dispute with respect to the Notice of Adjustment Disagreement (the “Unresolved Matters”) to PricewaterhouseCoopers LLP (the “Independent Accountant”). In the event that PricewaterhouseCoopers LLP refuses or is otherwise unable to act as the Independent Accountant, the Stockholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representative and Parent, in which event “Independent Accountant” shall mean such firm. In the event the Stockholder Representative and Parent are unable to reasonably agree to an independent certified public accounting firm in the United States of national recognition within fifteen (15) days of the commencement of discussions regarding the identification of such an independent accountant, with the commencement of such discussions marked by written notice from one party to the other, the “Independent Accountant” shall be an independent certified public accounting firm in the United States of national recognition selected by the mutual agreement of (x) a certified public accounting firm in the United States appointed by the Stockholder Representative in its sole discretion and (y) a certified public accounting firm in the United States appointed by Parent in its sole discretion. Within thirty (30) days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Stockholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Stockholder Representative in the Notice of Adjustment Disagreement or Parent in the Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Independent Accountant, Parent and the Company shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.10(c); provided, however, that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The costs of the Independent Accountant shall be paid 50% by the Stockholder Representative (on behalf of the holders of shares of Common Stock) and 50% by Parent.

(d) The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.10(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.10(b) as adjusted pursuant to the agreement of Parent and the Stockholder Representative in writing or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Stockholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.10(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.10(c). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.10(d) is hereinafter referred to as the “Determination Date”.

(e) As of the Determination Date, the parties shall calculate the Aggregate Final Cash Amount. The “Aggregate Final Cash Amount” shall mean $3,900,000,000, minus (A) the Closing Indebtedness as set forth in the Final Closing Statement, minus (B) the amount of

Transaction Expenses as set forth in the Final Closing Statement, minus (C) the amount, if any, by which the Target Working Capital Amount exceeds the Closing Working Capital (as set forth in the Final Closing Statement), plus (D) the amount, if any, by which the Closing Working Capital (as set forth in the Final Closing Statement) exceeds the Target Working Capital Amount, plus (E) the Closing Cash as set forth in the Final Closing Statement, plus (F) the Tax Benefit Amount, and minus (G) the Stockholder Representative Holdback Amount. If the Aggregate Final Cash Amount is less than the Aggregate Base Cash Amount paid at the Closing (such difference, the “Deficiency Amount”), Parent shall be paid by wire transfer of same day funds promptly (but in any event within five (5) Business Days after the Determination Date) such Deficiency Amount from the Purchase Price Adjustment Holdback Amount; provided, that Parent’s sole recourse with respect thereto shall be the Purchase Price Adjustment Holdback Amount (as reduced by the Released Holdback Amount). If the Aggregate Final Cash Amount is greater than the Aggregate Base Cash Amount paid at the Closing (such difference, which shall in no event exceed $27,500,000, the “Excess Amount”), Parent shall promptly (but in any event within five (5) Business Days after the Determination Date) pay by wire transfer of same day funds to (x) the Exchange Agent in trust for the benefit of the holders of shares of Common Stock and Restricted Stock Awards the portion of the Excess Amount allocable to the holders of shares of Common Stock and Restricted Stock Awards, (y) the Company in trust for the benefit of the holders of the Options the portion of the Excess Amount allocable to the holders of the Options, and (z) either the Escrow Property Agent (in trust for the benefit of the holders of the Excluded Restricted Stock Awards) or the holders of the Excluded Restricted Stock Awards (if then in possession of the Excluded Restricted Stock Award Escrow Property), the portion of the Excess Amount attributable to the Excluded Restricted Stock Awards, in each of (x), (y) and (z), calculated taking into account the Excluded Restricted Stock Awards (including with respect to the calculation of the Fully-Diluted Outstanding Stock); provided, that the Stockholder Representative shall have delivered to Parent written instructions stating the portion of the Excess Amount to be paid to the Exchange Agent, the portion of the Excess Amount to be paid to the Company and the portion of the Excess Amount to be paid to the Escrow Property Agent or the holders of the Excluded Restricted Stock Awards, respectively, and none of the Stockholder Representative, Parent nor the Company shall have any liability whatsoever related to or arising out of such allocation to the extent consistent with such written instructions.

(f) Notwithstanding the foregoing, immediately upon Parent’s delivery of the Closing Statement, the Stockholder Representative shall be permitted to distribute the portion of Purchase Price Adjustment Holdback Amount which is in excess of the “Deficiency Amount” assuming the Deficiency Amount was calculated based on the amounts set forth by Parent in the Closing Statement (such excess, the “Released Holdback Amount”) to (x) the Exchange Agent in trust for the benefit of the holders of shares of Common Stock and Restricted Stock Awards in an amount equal to the portion of the Released Holdback Amount allocable to the holders of shares of Common Stock and Restricted Stock Awards, (y) the Company in trust for the benefit of the holders of the Options in an amount equal to the portion of the Released Holdback Amount allocable to the holders of the Options and (z) either the Escrow Property Agent (in trust for the benefit of the holders of the Excluded Restricted Stock Awards) or the holders of the Excluded Restricted Stock Awards (if then in possession of the Excluded Restricted Stock Award Escrow Property), in an amount equal to the portion of the Released Holdback Amount allocable in respect of the Excluded Restricted Stock Awards, in each of (x), (y) and (z), calculated taking into account the Excluded Restricted Stock Awards (including with respect to the calculation of the Fully-Diluted Outstanding Stock). Notwithstanding anything herein to the contrary, other than the distribution of the Released Holdback Amount pursuant to this Section 2.10(f), the Stockholder Representative shall retain and shall not distribute any portion of the Purchase Price Adjustment Holdback Amount prior to the sixth (6th) Business Day after the Determination Date and the payment of all amounts required to be paid to Parent pursuant to Section 2.10(e) (or such earlier time as all payment obligations of the Stockholder Representative under Section 2.10(e) are satisfied).

2.11. Certain Adjustments. If, during the Interim Period (and as permitted by Section 5.3), the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Per Share Common Stock Merger Consideration and the consideration payable to holders of Options pursuant to Section 2.7(d) shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.11 shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.12. Conversion of Shares in the Follow-On Merger. At the effective time of the Follow-On Merger, by virtue of the Follow-On Merger and without any action on the part of any party, each share of common stock, par value $0.01 per share, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Follow-On Merger shall be converted into and become one limited liability company interest of the Surviving Company, and each limited liability company interest in Merger Sub Two issued and outstanding immediately prior to the effective time of the Follow-On Merger shall remain outstanding as a limited liability company interest of the Surviving Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with, or furnished to, the SEC after April 28, 2013 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty if specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), the Company represents and warrants to Parent and the Merger Subs as follows:

3.1. Due Incorporation; Capitalization.

(a) Each of the Company and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except, with respect to the Company’s Subsidiaries other than the Operating Subsidiary, where the failure to be so duly organized, validly existing or in good standing or to have such requisite power and authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company and each of its Subsidiaries as of the date hereof and as currently in effect, and none of the Company and its Subsidiaries is in violation of any provision of such Organizational Documents in any material respect.

(b) The entire authorized capital stock of the Company is 1,000,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), 314,899,046 of which are issued and outstanding as of the date of this Agreement. Of such authorized shares, as of the date of this Agreement, (x) 26,264,141 shares of Common Stock are currently subject to Options, (y) 22,718 shares of Common Stock are currently subject to Restricted Stock Awards, and (z) 6,171,460 shares of Common Stock are reserved for issuance pursuant to future awards under the Benefit Plans. Section 3.1(b)(i) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of (1) each holder of Common Stock, including the number of shares of Common Stock held by such holder and (2) each holder of Equity Awards, specifying, on a holder-by-holder basis (i) the name of each holder, (ii) the number of shares of Common Stock subject to each such award, (iii) the grant date of each such award, (iv) the exercise price for each Option and (v) the expiration date of each Option. No Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Such shares have been issued in compliance with all applicable state and federal Laws concerning the issuance of securities. No shares of the Common Stock are subject to or were issued in violation of the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Certificate of Incorporation or by-laws of the Company or any agreement to which the Company is a party or otherwise bound. Except as set forth in this Section 3.1 and in Section 3.1(b)(ii) of the Company Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iii) options, warrants or other rights or agreements to acquire from the Company, or other obligation of the Company to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the

Company, (iv) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, (v) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or similar agreements or obligations (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) All of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries as set forth in Section 3.1(c) of the Company Disclosure Letter, free and clear of any Liens other than Permitted Liens. Such shares have been issued in compliance with all applicable state and federal Laws concerning the issuance of securities. No shares of capital stock of any of the Company’s Subsidiaries are subject to or were issued in violation of the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of any of the Company’s applicable Subsidiaries or any agreement to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as set forth in Section 3.1(c) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (iii) options, warrants or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities. Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of all of the Company’s Subsidiaries. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or, other than as referred to in this Section 3.1, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Neither the Company nor any of its Subsidiaries owns any Third Party Interests other than as set forth in Section 3.1(e) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries have any rights to, or are bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or equity contribution or similar advance to, any Person, other than as set forth in Section 3.1(e) of the Company Disclosure Letter.

(f) Each Common Stockholder is an Accredited Holder.

3.2. Due Authorization.

(a) The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to approval by the holders of a majority of the outstanding shares of Common Stock of this Agreement and the Mergers, any notice to the Company’s stockholders which may be required under Section 228(e) and 262 of the DGCL and the filings under Section 2.3, to consummate the transactions contemplated hereby, and no other corporate actions or proceedings on the part of the Company or its stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. The board of directors of the Company has adopted resolutions unanimously (with respect to those in attendance) (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption. The Company has duly and validly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

(b) Prior to the date of this Agreement, the Company and its board of directors have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable Takeover Law or (iii) any provision of the Organizational Documents of the Company and its Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law, each of the execution of this Agreement, the Mergers and any of the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

3.3. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3, (b) filings under the HSR Act and the Competition Act, (c) notification under Part III of the Investment Canada Act following the consummation of the Mergers and (d) as set forth in Section 3.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Certificate of Incorporation or by-laws of the Company or any of the Organizational Documents of the Company’s Subsidiaries;

(iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Material Contract or any Permit affecting the assets or business of the Company and its Subsidiaries; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (i), (ii), (iv) and (v), where any such violation, conflict, breach or default would not be reasonably expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

3.4. Financial Statements; No Undisclosed Liabilities.

(a) There are no liabilities, debts, claims or obligations of any nature of the Company or its Subsidiaries, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due (the “Liabilities”) of the type required to be disclosed on a balance sheet in accordance with GAAP, except (i) Liabilities disclosed in Section 3.4(a) of the Company Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Company Balance Sheet, (iii) Liabilities incurred since the date of the Latest Company Balance Sheet in the ordinary course of business consistent with past practice, as expressly contemplated by this Agreement or that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.4(a) of the Company Disclosure Letter, the Company has no assets, liabilities, debts, claims or obligations of any nature, whether known, unknown, accrued, absolute, direct or indirect, other than the ownership by the Company of all of the outstanding shares of common stock of the Operating Subsidiary.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by the Operating Subsidiary and its Subsidiaries with the SEC since April 28, 2013 (such documents, together with any documents filed with the SEC by the Operating Subsidiary and its Subsidiaries during such period, including all exhibits and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Company SEC Documents”) (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), and, in the case of registration statements, at the time of effectiveness, complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and, in the case of registration statements, at the time of effectiveness, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is not, and has not since April 28, 2013 been, required to furnish or file any report, schedule, form, statement or other document with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (A) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (B) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the applicable Subsidiaries of the Company as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments not material in nature or amount).

(c) The Company and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general or specific authorization of the management of the Company, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that material information required to be disclosed by the Company and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Operating Subsidiary to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(e) Since April 28, 2013, the Operating Subsidiary’s principal executive officer and its principal financial officer have disclosed to the Operating Subsidiary’s auditors and the audit committee of the Operating Subsidiary’s board of directors (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any respect the Operating Subsidiary’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Operating Subsidiary’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

(f) Other than the Operating Subsidiary, neither the Company nor any of its Subsidiaries is, or has at any time since January 1, 2010 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

3.5. Title to Assets, etc. Except as disclosed in Section 3.5 of the Company Disclosure Letter and except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its assets and properties reflected in the consolidated financial statements included in the Company SEC Documents or that are material to its business as conducted as of the date of this Agreement (the “Assets”), except for inventory sold following the date of such financial statements in the ordinary course of business consistent with past practice, in each case, free and clear of any Lien, except for Permitted Liens, (ii) any Permitted Liens on the Assets, individually or in the aggregate, do not materially interfere with the current use of any such Asset by the Company or any of its Subsidiaries or materially detract from the value of any such Asset, and (iii) to the Knowledge of the Company, there are no facts or conditions affecting any Assets that, with or without notice or the lapse of time, or both, would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such Assets as of the date of this Agreement and as of the Closing.

3.6. Intellectual Property.

(a) Section 3.6(a) of the Company Disclosure Letter contains a true and complete list as of the date of this Agreement of all of the registered or applied for Intellectual Property that is owned by or exclusively licensed to (to the extent material to the Company and its Subsidiaries) the Company or any of its Subsidiaries (“Owned Intellectual Property”). Except as disclosed in Section 3.6(a) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect: (A) neither the Company nor any of its Subsidiaries has granted any license to a third party or agreed to pay to or receive from a third party any royalty or other payment in respect of any of such Owned Intellectual Property (other than any non-exclusive trademark licenses granted to customers or vendors in the ordinary course of business), (B) to the Knowledge of the Company, the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe on the Intellectual Property rights of any Person and, to the Knowledge of the Company, no other Person is infringing on the Intellectual Property rights owned by the Company and its Subsidiaries, (C) there are no claims, proceedings or litigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging infringement or misappropriation of any third party Intellectual Property rights by the Company or any of its Subsidiaries, and (D) since April 28, 2013, no third party has asserted any such claim in writing or otherwise against the Company or its Subsidiaries (1) challenging or seeking to deny or restrict in any material respect the rights of the Company or its Subsidiaries in the Owned Intellectual Property or (2) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated in any material respect any Intellectual Property of any third party. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is using any material Owned Intellectual Property in a manner that would reasonably be expected to result in the cancelation or unenforceability of such Owned Intellectual Property.

(b) Section 3.6(b) of the Company Disclosure Letter lists all agreements (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software and other than any non-exclusive trademark licenses granted to customers or vendors in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound as of the date hereof, that provide for (i) licenses of Intellectual Property to the Company or any of its Subsidiaries by any other Person (a “License”), (ii) agreements otherwise granting or restricting the right to use Owned Intellectual Property, and (iii) agreements indemnifying any Person with respect to or otherwise directly relating to Intellectual Property used or held for use in the business of the Company or any of its Subsidiaries, in each case of (i), (ii) and (iii) to the extent material to their businesses.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner (including, as applicable, record owner) or the exclusive licensee of all Owned Intellectual Property, and (ii) the Company and its Subsidiaries own all right, title and interest in and to, or have the right to use, all other Intellectual Property used in or necessary for the operation of their respective businesses, in each case free and clear of all Liens other than Permitted Liens (provided that the foregoing representation will not be read as a representation of non-infringement, which is solely dealt with in Section 3.6(a)(B)).

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, no current or former employee, consultant or contractor has any valid claim of ownership, in whole or in part, to any material Owned Intellectual Property (other than Owned Intellectual Property which is exclusively licensed by the Company) or derivative works thereof, or has asserted any such claim of ownership or right. All material Intellectual Property that is owned (or purported to be owned) by the Company or any of its Subsidiaries was (i) developed by employees of the Company or its Subsidiaries within the scope of their employment; or (ii) developed by independent contractors who have irrevocably assigned the entire right, title, and interest in and to such Intellectual Property to the Company and/or its Subsidiaries pursuant to written agreements.

3.7. Contracts.

(a) Section 3.7(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all contracts, agreements, commitments, arrangements and other instruments, in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries is a party or bound or to which any of the Assets is subject (whether or not actually listed in Section 3.7(a) of the Company Disclosure Letter, the “Material Contracts”):

(i) any collective bargaining agreement;

(ii) any Affiliate Agreement;

(iii) any contract or agreement that (A) restricts the Company or any of its Affiliates (or the Surviving Company or any of its Affiliates after the Closing) from engaging in any line of business, developing, marketing or distributing products or services or obligates the Company or any of its Affiliates (or the Surviving Company or any of its Affiliates after the Closing) not to compete with another Person or in any geographic area or during any period of time or that would otherwise limit the freedom of the Surviving Company from engaging in any line of business after the Effective Time or (B) contains exclusivity obligations or restrictions binding on the Company or any of its Affiliates which affect or limit the operations of the Company or any of its Affiliates (or the Surviving Company or any of its Affiliates after the Closing);

(iv) any agreement or series of related agreements, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or material assets or any real property (whether by merger, sale of stock, sale of assets or otherwise), in the case of real property involving potential payments, proceeds or carrying value in excess of $2,000,000;

(v) any agreement relating to any interest rate, foreign exchange, derivatives or hedging transaction with a notional amount equal to or greater than $2,000,000;

(vi) any agreement relating to Indebtedness of the Company and any of its Subsidiaries in an aggregate principal amount equal to or greater than (or commitments equal to or greater than) $5,000,000;

(vii) any “take or pay” agreements;

(viii) any Licenses or agreements governing the provision of any material information technology related services, by or to the Company or any of its Subsidiaries, in each case, to the extent material to their respective businesses (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software or services);

(ix) any Leases pursuant to which annual rental payments by the Company or its Subsidiaries exceed $500,000;

(x) any acquisition or divestiture or agreement entered into in connection therewith that contains any material indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, or earn-out or similar obligations;

(xi) all agreements that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries, in each case that will not be terminated at or prior to the Effective Time;

(xii) any (A) agreement to which the Company or any of its Subsidiaries is subject as of the date hereof that is a settlement or similar agreement (1) with any

Governmental Authority, (2) that binds the Company or any of its Subsidiaries to any conduct or equitable relief or (3) that requires the Company or any of its Subsidiaries to pay an amount of money in excess of $1,000,000 that has not been completely paid as of the date of this Agreement or (B) an Order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject, involving material performance by the Company or any of its Subsidiaries after the date of this Agreement;

(xiii) any agreement pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person;

(xiv) any agreement or series of related agreements (other than purchase orders) with each of the fifteen (15) most significant suppliers from which the Company and its Subsidiaries, taken as a whole, purchased materials, ingredients, supplies, services and other goods (measured by dollar volume of purchases from such suppliers) for the twelve-month period ended October 31, 2014;

(xv) any customer agreement (other than standard customer agreements which do not set forth volume or pricing commitments) with the fifteen (15) most significant customers (measured by dollar volume of sales to such customer for the twelve-month period ended October 31, 2014) of the Company and its Subsidiaries, taken as a whole;

(xvi) any contract granting to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any material Assets (other than inventory in the ordinary course of business); and

(xvii) any partnership, joint venture, limited liability company or other similar agreements or arrangements (including any material agreement providing for joint research, development or marketing).

(b) Each Material Contract is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any written notice of any intention to terminate, any such Material Contract and no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a material default thereunder or result in or give any Person a right of acceleration or early termination thereof (other than pursuant to Section 5.12 hereof). The Company has made available to Parent and the Merger Subs a true and complete copy of each Material Contract (including all material modifications and amendments thereto and written waivers thereunder as of the date hereof) or, if applicable, form of Material Contract.

3.8. Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, the Assets or otherwise covering the business of the Company and its Subsidiaries are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no written notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a breach or default or permit termination or modification of any such policies. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and since April 28, 2013 has been, insured with respect to the Assets and the conduct of each of their respective businesses in such amounts and against such risks as are sufficient for compliance with Laws and as are adequate to protect the Assets and the conduct of their respective businesses in accordance with customary industry practice. The Company or one of its Subsidiaries is a “named insured” or an “insured” under each such insurance policy. None of the Company or any of its Subsidiaries has been refused any insurance, nor has any of their coverage been limited, by any insurance carrier to which any of them has applied for insurance or with which any of them has carried insurance as of the date hereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no material claim by or with respect to the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been denied by the underwriters of such policies. All premiums payable under such policies have been timely paid, and the Company and its Subsidiaries have otherwise materially complied with the terms and conditions of such policies. To the Knowledge of the Company, since the time any such policies were last renewed or issued, there has not been any threatened termination of, material premium increase with respect to or material alteration of coverage under any of such policies.

3.9. Employee Benefit Plans.

(a) General. Section 3.9(a) of the Company Disclosure Letter lists each material “Benefit Plan.” For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries has any present or future right to compensation or benefits and which has been entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any present or potential future liability.

(b) Plan Documents and Reports. With respect to each material Benefit Plan, a true and correct copy of each of the following documents, and all amendments and modifications to such documents, has been made available to Parent: (i) the written document evidencing such Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to such Benefit Plan, (iv) the two most recent actuarial reports and/or financial statements, if any, relating to such Benefit Plan, (v) results of nondiscrimination testing for the two most recent years, if applicable, (vi) all material correspondence with a

Governmental Authority in respect of such Benefit Plan, and (vii) any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements. No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Compliance with Laws; Liabilities. Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or opinion letter from the IRS, and there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Benefit Plan; (ii) all Benefit Plans comply and have been operated in accordance with their terms and the requirements of Law applicable thereto; (iii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Benefit Plan; (iv) the Company and its Subsidiaries have not engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Benefit Plan or their related trusts which would reasonably be expected to result in a liability of the Company; (v) no Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; and (vi) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law.

(d) Post-Retirement Benefits. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability under any Benefit Plan or otherwise for providing post-retirement health, medical and life insurance benefits for retired, former or current employees, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or applicable Law.

(e) Multiemployer Plans. Except as set forth on Section 3.9(e) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or a Multiple Employer Plan. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate has incurred, or is reasonably expected to incur, any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from any such plan, and the Company and its ERISA Affiliates have timely satisfied all of their respective contribution obligations with respect to any such Multiemployer Plan and Multiple Employer Plan under any such plan, applicable collective bargaining agreement or applicable Law. With respect to each Multiemployer Plan to which the Company or one of its ERISA Affiliates contributes or is obligated to contribute, to the extent applicable, the Company has provided to Parent a true and accurate statement, as of the date of this Agreement, of (i) the approximate number of participants in the plan who are employees or former employees of the Company or its applicable ERISA Affiliate, (ii) the current contribution rate (both by individual participant and in the aggregate) of the Company or its applicable ERISA Affiliate, and (iii) a good faith estimate of the Company’s or its applicable ERISA Affiliate’s potential “withdrawal liability” (within the meaning of Part I of Subtitle E of Title IV of ERISA).

(f) Section 409A. Except as would not reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. Each Option has been granted with a per share exercise price at least equal to the per share fair market value, as reasonably and in good faith determined by the Board or a committee thereof under Section 409A of the Code, of a share of Common Stock on the applicable date of grant.

(g) Title IV Plans. Section 3.9(g) of the Company Disclosure Letter sets forth each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Title IV Plan”). Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Title IV Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (iv) all premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) as of the date of this Agreement, the PBGC has not instituted proceedings to terminate any such Title IV Plan and, to the Knowledge of the Company, no circumstances exist which could serve as a basis for the institution of such proceedings. As of the date of this Agreement, (x) the information contained in the actuarial reports referenced in Section 3.9(b)(iv) is complete and accurate in all material respects, and (y) to the Knowledge of the Company, no material changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan.

(h) Controlled Group Liability. Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) there does not now exist any Controlled Group Liability that would be a liability, following the Closing, of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates and (ii) without limiting the generality of the foregoing, none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, Section 4204 or Section 4212 of ERISA. For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, and (iii) under Sections 412, 430 and 4971 of the Code.

(i) Change-in-Control Benefits. Except as expressly provided under this Agreement or as set forth in Section 3.9(i) of the Company Disclosure Letter or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event): (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, consultant, officer or director, (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend, merge, terminate or receive a reversion of assets from any Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Section 3.9(j) of the Company Disclosure Letter sets forth a true and complete list of each individual with respect to whom the Company or any of its Subsidiaries has agreed to provide a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code.

3.10. Taxes.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions) and all such Tax Returns are true, complete and correct.

(ii) all Taxes required to be paid by or with respect to the Company or any of its Subsidiaries have been timely paid, and there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(iii) each of the Company and its Subsidiaries has complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(iv) there are no waivers or extensions of any statute of limitations or any periods for assessment or collection currently in effect with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries. There are no Tax Proceedings with respect to Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries pending or threatened in writing. No Taxing Authority has asserted in writing any deficiency or claim with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open or that has not been finally settled. No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a Tax Return has asserted in writing that the Company or such Subsidiary is required to file such Tax Return in such jurisdiction.

(v) neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section

7121 of the Code (or any similar provision of state, local or foreign Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Subsidiary of the Company), (iii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise.

(vi) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law) prior to the Closing, (ii) installment sale or open transaction disposition made on or entered into prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law), (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law), or (vi) “intercompany transaction” within the meaning of Treasury Regulations Section 1.1502-13. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” or, to the Knowledge of the Company, a “reportable transaction,” in each case, within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(vii) DLM Foods Canada Corp. is disregarded as an entity separate from its owner, the Operating Subsidiary, within the meaning of Treasury Regulation Section 301.7701-3, and the Operating Subsidiary is a member of the consolidated U.S. federal income tax return group of which the Company is the common parent.

3.11. Litigation. Except as set forth on Section 3.11 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (a) none of the Company, its Subsidiaries or the Assets is subject to any outstanding or unsatisfied Order, (b) and there is no charge, complaint, claim, action, suit, arbitration, prosecution, proceeding, hearing or, to the Knowledge of the Company, inquiry or investigation, of any nature (civil, criminal, regulatory or otherwise) in Law or in equity (“Litigation”), of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened against or affecting any of the Company, its Subsidiaries or the

Assets and (c) as of the date hereof, there is no Litigation involving the Company, any of its Subsidiaries or the Assets, pending or, to the Knowledge of the Company, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

3.12. Regulatory Matters.

(a) Except with respect to matters that are the subject of Section 3.9, Section 3.10, Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter, or as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since April 28, 2013 has been, in compliance with all applicable laws, statutes, Orders, rules, and regulations (collectively, “Laws”), (ii) neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority and (iii) none of the Company or any of its Subsidiaries has, since April 28, 2013, received written notice of any material violation of any Law.

(b) Except with respect to matters that are the subject of Section 3.9, Section 3.10, Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (i) all approvals, permits, franchises, licenses, consents, exemptions and similar authorizations (collectively, “Permits”) of all Governmental Authorities that are required to permit the Company and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect, (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of the Company, any threatened cancelation or revocation, of any Permit and (iii) none of the Permits of the Company or its Subsidiaries will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

3.13. Environmental Matters. Except as described in Section 3.13 of the Company Disclosure Letter or except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance and, since April 28, 2013, have complied with all applicable Environmental Laws, including the possession of all Permits required under applicable Environmental Laws to operate all facilities owned, operated or leased and the business as conducted, and the compliance with their terms and conditions;

(b) neither the Company nor any of its Subsidiaries has received written notice of a civil, criminal or administrative suit, claim, action, proceeding or investigation under any Environmental Law relating to the operation of its facilities, to its business or to any property or facility currently or formerly owned, operated or leased by any of them;

(c) since April 28, 2013 until the date of this Agreement, neither the Company nor any of its Subsidiaries has received from any Governmental Authority written notice that it has been named or may be named as a responsible or potentially responsible party under any Environmental Law for any site Contaminated by Hazardous Substances;

(d) to the Knowledge of the Company, no portion of any property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries is Contaminated, and neither the Company nor any of its Subsidiaries has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries;

(e) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location that is subject to liability for Response Actions pursuant to Environmental Laws; and

(f) the Company and its Subsidiaries are in compliance with all applicable health and safety Laws, and with all applicable Laws pertaining to anhydrous ammonia, including those promulgated under the Clean Air Act, 42 U.S.C. Section 7401 et seq. and under the Occupational Health and Safety Act, 29 U.S.C. Section 651 et seq. and any other similar state or local Law.

3.14. Absence of Changes. Except as disclosed in Section 3.14 of the Company Disclosure Letter, since the Balance Sheet Date and prior to the date hereof, the businesses of the Company and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice. Since the Balance Sheet Date, there has not been any change, event, fact, effect or occurrence that has had, or would reasonably be expected to have a Company Material Adverse Effect.

3.15. Labor Relations; Compliance.

(a) Collective Bargaining Agreements and Labor Relations. Except as set forth in Section 3.15 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other labor contract and there are no labor unions representing any employees employed by the Company or any of its Subsidiaries. Except as set forth in Section 3.15 of the Company Disclosure Letter and as would not reasonably be expected to have a Company Material Adverse Effect, since April 28, 2013, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any strike, slowdown, picketing, or work stoppage by, or lockout of, or to the Knowledge of the Company union organizing campaign with respect to, any employees of the Company or any of its Subsidiaries, (ii) any proceeding or suit against or materially affecting the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, or (iii) any application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries.

(b) Compliance with Law. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(c) WARN Act. Neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twenty-four (24) months prior to the date of this Agreement, nor, as of the date of this Agreement, has the Company or any of its Subsidiaries announced any such action or program for the future.

3.16. Real Property.

(a) Leased Real Property. Section 3.16(a) of the Company Disclosure Letter contains a complete and correct list of all Leases pursuant to which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies any Leased Real Property, in each case, with annual rental payments in excess of $500,000. Section 3.16(a) of the Company Disclosure Letter sets forth the address, landlord and tenant for each such Lease as described in the Lease. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or the applicable Subsidiary of the Company party to the respective Leases pertaining to each Leased Real Property has good and valid title to the leasehold estate under the Leases free and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default under any such Lease. Except as set forth in Section 3.16(a) of the Company Disclosure Letter, as of the date hereof neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property or the Owned Real Property with annual rental payments in excess of $500,000.

(b) Owned Real Property. Section 3.16(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of all Owned Real Property (together with the Leased Real Property, the “Company Real Property”). Section 3.16(b) of the Company Disclosure Letter sets forth the address and owner of each parcel of Owned Real Property as of the date hereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or the Company’s Subsidiaries, as applicable, have good, valid and marketable fee simple title to all of the Owned Real Property, free and clear of any Lien other than Permitted Liens, (ii) there is issued and in effect with respect to all of the Owned Real Property valid and enforceable owner’s title insurance policies, (and true and correct copies of title insurance policies relating to all material Owned Real Property as of the date hereof have been provided to Parent) and (iii) none of the Owned Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(c) There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that materially and adversely interfere with the use, or could materially adversely affect the value of, any Company Real Property or any part thereof, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(d) Except as set forth on Section 3.16(d) of the Company Disclosure Letter, there are no outstanding options or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein.

(e) All of the buildings, structures and other material improvements located on the Company Real Property are in good operating condition and repair (normal wear and tear excepted), suitable for the conduct of the Company’s its Subsidiaries’ business at such Company Real Property, except for any failure to be in such condition and repair that would not reasonably be expected to have a Company Material Adverse Effect.

3.17. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of the Company’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from the Company or any of its Subsidiaries in connection with the transactions contemplated hereby, other than Morgan Stanley & Co. LLC and Centerview Partners LLC.

3.18. Affiliate Agreements. Section 3.18 of the Company Disclosure Letter lists all agreements and transactions to which the Company or any of its Subsidiaries, on the one hand, and any Affiliate (other than the Company or its Subsidiaries), any immediate family member of such Affiliate, or any holder of more than 5% of the Common Stock of the Company (other than the Company or its Subsidiaries) on the other hand, are parties (each, an “Affiliate Agreement”), other than any employee agreements and agreements entered into under any Benefit Plan (and such agreements and transactions shall not be deemed to be Affiliate Agreements). No Affiliate of the Company or any of its Subsidiaries (other than the Company or its Subsidiaries), stockholder of the Company or controlled Affiliate of such a stockholder, owns any material Asset of the Company or any of its Subsidiaries.

3.19. Reorganization. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20. No Additional Representations. Except as otherwise expressly set forth in this Article III, neither the Company or any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC after April 30, 2013 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty if specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), Parent and the Merger Subs jointly and severally represent and warrant to the Company that:

4.1. Due Incorporation; Capitalization. Each of Parent and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except, with respect to Parent’s Subsidiaries, where the failure to be so duly organized, validly existing or in good standing or to have such requisite power and authority would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except, with respect to Parent’s Subsidiaries other than the Merger Subs, where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Parent is not in violation of any provision of its Organizational Documents in any material respect. All of the issued and outstanding equity interests of each Merger Sub is owned directly by Parent free and clear of Liens of any kind, other than Parent Permitted Liens.

4.2. Capital Structure.

(a) The entire authorized capital stock of Parent consists of 300,000,000 shares of common stock (the “Parent Common Stock”) and 6,000,000 shares of preferred stock (the “Parent Preferred Stock”). At the close of business on January 30, 2015 (i) 101,763,058 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 26,842,107 shares of Parent Common Stock were held by Parent in its treasury, (iv) 2,000 shares of Parent Common Stock were subject to options to purchase Parent Common Stock, (v) 565,720 shares of Parent Common Stock were subject to awards with respect to restricted Parent Common Stock, (vi) 212,319 shares of Parent Common Stock were subject to restricted stock unit awards with respect to Parent Common Stock, (vii) 10,225,220 shares of Parent Common Stock were subject to performance unit awards with respect to Parent Common Stock, and (viii) 6,632,614 shares of Parent Common Stock were reserved for issuance pursuant to future awards under benefit plans of Parent. No shares of Parent Common Stock are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the OGCL, the Organizational Documents of Parent or any agreement to which Parent is a party or otherwise bound. Except pursuant to the Parent Rights Agreement or as set forth in this Section 4.2 and in Section 4.2 of the Parent Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in Parent, (ii) securities of Parent convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iii) options, warrants or other rights or agreements to acquire from Parent, or other obligations of Parent to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in Parent or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iv) voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, (v) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries (other than pursuant to the Shareholders Agreement), or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or similar agreements or obligations (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of Parent or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(b) All of the shares of Parent Common Stock are, and the shares of Parent Common Stock constituting the Per Share Common Stock Merger Consideration when issued will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the OGCL, the Organizational Documents of Parent, or any agreement to which Parent is a party or otherwise bound. Such shares have been issued in material compliance with all applicable state and federal Laws concerning the issuance of securities.

4.3. Due Authorization. Each of Parent and each Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and the Merger Subs of this Agreement, and the consummation by Parent and the Merger Subs of the applicable transactions contemplated hereby, including the Mergers, have been duly and validly approved by the unanimous (with respect to those in attendance) vote of the boards of directors or other governing body of Parent and each Merger Sub and, immediately following execution and delivery of this Agreement, will be adopted by Parent as the sole stockholder of Merger Sub One and the sole member of Merger Sub Two, and no other corporate actions or proceedings on the part of Parent or either Merger Sub or their respective stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. Each of Parent and each Merger Sub has duly and validly executed and delivered this Agreement. This

Agreement constitutes a legal, valid and binding obligation of each of Parent and each Merger Sub, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

4.4. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3, (b) filings under the HSR Act and the Competition Act and (c) notification pursuant to Part III of the Investment Canada Act following the consummation of the Mergers, the execution, delivery and performance by Parent and the Merger Subs of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Organizational Documents of Parent or Parent’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound or any Permit affecting the assets or business of Parent or a Merger Sub; or (v) result in the creation or imposition of any Lien other than Parent Permitted Liens on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i), (iii), (iv) and (v) where any such violation, conflict, breach or default would not be reasonably expected to have a Parent Material Adverse Effect or a material adverse effect on the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement.

4.5. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of Parent, any of its Subsidiaries or any of Parent’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from Parent or any of its Subsidiaries in connection with the transactions contemplated hereby, other than William Blair & Co.

4.6. Operations of Merger Subs. Each Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligations other than those incident to its formation and in connection with the transactions contemplated by this Agreement. Merger Sub Two is, and at the effective time of the Follow-On Merger will be, treated as a “disregarded entity” of Parent for U.S. federal income tax purposes.

4.7. Financial Statements.

(a) There are no Liabilities of Parent and its Subsidiaries of the type required to be disclosed on a balance sheet in accordance with GAAP, except (i) Liabilities disclosed in Section 4.7(a) of the Parent Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Parent Balance Sheet, (iii) Liabilities incurred since the date of the Latest Parent

Balance Sheet in the ordinary course of business consistent with past practice, as expressly contemplated by this Agreement or that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by Parent and its Subsidiaries with the SEC since April 30, 2013 (such documents, together with any documents filed with the SEC by Parent and its Subsidiaries during such period, including all exhibits and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Parent SEC Documents”) (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), and, in the case of registration statements, at the time of effectiveness, complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and, in the case of registration statements, at the time of effectiveness, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments not material in nature or amount).

(c) Parent and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general or specific authorization of the management of Parent, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that material information required to be disclosed by Parent and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s financial statements or other Parent SEC Documents.

(e) Since April 30, 2013, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any respect Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees of Parent who have a significant role in Parent’s internal controls over financial reporting.

(f) Other than Parent, none of Parent or any of its Subsidiaries is, or has at any time since January 1, 2010 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

4.8. Litigation. Except as set forth on Section 4.8 of the Parent Disclosure Letter or as would not reasonably be expected to have a Parent Material Adverse Effect, (a) none of the Parent, its Subsidiaries or any of their material assets is subject to any outstanding or unsatisfied Order, (b) there is no Litigation of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of Parent, threatened against or affecting any of Parent, its Subsidiaries or their material assets, (c) there are no settlements or similar written agreements with any Governmental Authority affecting any of Parent, its Subsidiaries or their material assets and (d) as of the date hereof, there is no Litigation involving Parent, its Subsidiaries or their material assets, pending or, to the Knowledge of Parent, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by Parent or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

4.9. Regulatory Matters.

(a) Except as set forth in Section 4.9(a) of the Parent Disclosure Letter or as would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and since April 30, 2013 has been, in compliance with all applicable Laws and (ii) none of Parent and its Subsidiaries, nor, to the Knowledge of Parent, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority.

(b) Except as set forth in Section 4.9(b) of the Parent Disclosure Letter or as would not reasonably be expected to have a Parent Material Adverse Effect, (i) all Permits of all Governmental Authorities that are required to permit Parent and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of Parent, any threatened cancelation or revocation, of any Permit.

4.10. Absence of Changes. Except as disclosed in Section 4.10 of the Parent Disclosure Letter, since April 30, 2014 and prior to the date hereof, the businesses of Parent and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice. Since April 30, 2014, there has not been any change, event, fact, effect or occurrence that has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

4.11. Financial Ability. Parent has delivered to the Company true, complete and correct copies of the executed commitment letter, dated as of the date hereof, from the Debt Financing Sources and the executed fee letter (with only the amounts or fees, “pricing flex” and economic terms therein redacted) associated therewith (such commitment letter, including all exhibits schedules, annexes, supplements, amendments and joinders thereto and the fee letter, including all exhibits, schedules, annexes, supplements, amendments and joinders thereto, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses. Parent will have at Closing all funds necessary to (a) pay the aggregate cash consideration payable to holders of Common Stock, Options and Restricted Stock Awards pursuant to this Agreement, (b) repay, redeem, purchase, defease or discharge on the Closing Date any then-outstanding Indebtedness for borrowed money of the Company and its Subsidiaries set forth on Section 4.11 of the Parent Disclosure Letter (up to the amounts outstanding as of the date hereof or permitted to be incurred pursuant to the terms of this Agreement) in connection with the consummation of the transactions contemplated by this Agreement (to the extent any such repayment, redemption, purchase, defeasance or discharge is required in connection with the consummation of the transactions contemplated by this Agreement) and (c) pay any fees and expenses or other amounts payable by Parent in connection with the consummation of the transactions contemplated by this Agreement.

4.12. Reorganization. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13. Environmental Matters. Except as described in Section 4.13 of the Parent Disclosure Letter or except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance and, since April 30, 2011, have complied with all applicable Environmental Laws, including the possession of all Permits required under applicable Environmental Laws to operate all facilities owned, operated or leased and the business as currently conducted, and the compliance with their terms and conditions.

4.14. Rights Agreement. Parent has taken all action necessary so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Parent Rights Agreement or enable or require the rights issuable thereunder to be exercised, distributed or triggered. Parent has made available to the Company a true and correct copy of any waiver or amendment to the Parent Rights Agreement in respect of the foregoing.

4.15. No Additional Representations. Except as otherwise expressly set forth in this Article IV, neither Parent nor any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of Parent or any of its Subsidiaries.

ARTICLE V

COVENANTS

5.1. Access to Information and Facilities. From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), (a) each of the Company and Parent shall, and shall cause its Subsidiaries to, give the other party and its representatives, upon reasonable notice, reasonable access during normal business hours to the books and records of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, (b) the Company shall and shall cause its Subsidiaries to give Parent and its representatives, upon reasonable notice, reasonable access during normal business hours to the offices and facilities of the Company and its Subsidiaries, and (c) each of the Company and Parent shall, and shall cause its Subsidiaries to make the officers and employees of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, available to the other party and its representatives, in each case as such other party shall from time to time reasonably request, in each case to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, to take any actions that would unreasonably interfere with the normal course of their businesses or otherwise result in any significant interference with the prompt and timely discharge by their employees of their normal duties or violate any applicable Law (provided that each of the Company and Parent, respectively, uses its commercially reasonable efforts to make alternative arrangements to provide such access and disclosure); provided, however, that this Section 5.1 does not authorize any invasive or destructive environmental testing or sampling of the Company Real Property; provided, further, that nothing herein shall require the Company or Parent to provide access or to disclose any information to the other party or its representatives if such access or disclosure would be in violation of applicable Laws or confidentiality agreements entered into by the Company or its Subsidiaries or Parent or its Subsidiaries, as the case may be, prior to the date of this Agreement (provided that the Company or Parent, as the case may be, uses its commercially reasonable efforts to make alternative arrangements to provide such access or disclosure in a way that does not violate applicable Laws or confidentiality agreements). If any of the information or material furnished pursuant to this Section 5.1 includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company or Parent that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

5.2. Preservation of Company Business. During the Interim Period, other than as required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to (1) be operated only in the ordinary course of business and consistent with past practice in all material respects, and (2) use commercially reasonable efforts to preserve intact their businesses and the Assets and their relationships with customers, suppliers and others having business dealings with them in all material respects. Without limiting the generality of the foregoing, the Company shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Letter:

(a) amend or otherwise change in any material respect their respective Organizational Documents;

(b) sell, lease, transfer, license, assign or otherwise dispose of any Asset having a value in excess of $3,000,000, other than the disposition of inventory or the granting of non-exclusive trademark licenses to customers or vendors, in each case in the ordinary course of business consistent with past practice;

(c) except as required by applicable Law or as required under the terms of any collective bargaining agreement or Benefit Plan as in effect on the date hereof, (i) increase or agree to increase the compensation or employee benefits payable or to become payable to any current or former employee, director or consultant of the Company or any of its Subsidiaries or pay any amount not required to be paid to any such individual, other than with respect to customary and ordinary course of business adjustments to base salaries or base wages of employees and service providers as set forth on Section 5.2(c) of the Company Disclosure Letter, (ii) grant, accelerate, or modify the period of exercisability or vesting of, equity compensation awards, (iii) establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, (iv) hire or terminate (other than for cause) any employee or consultant having annualized base compensation greater than $200,000, (v) establish, adopt, enter into, materially amend or terminate any Benefit Plan or any plan, contract, policy or program that would be a Benefit Plan if in effect as of the date hereof, (vi) grant any severance or termination pay to, or enter into any severance agreement with, any of its directors, officers, employees or individual independent contractors, or (vii) fund (or agree to fund) any compensation or benefits under any Benefit Plan;

(d) incur any Indebtedness, other than (i) Indebtedness in an aggregate principal amount not to exceed $10,000,000 that can be repaid, upon no advance notice or upon conditional notice, as of the Closing, (ii) borrowings and other extensions of credit under the ABL Revolving Credit Agreement in an amount not to exceed $20,000,000, (iii) Indebtedness incurred by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company, or (iv) Indebtedness incurred with respect to procurement by suppliers in the ordinary course of business not in excess of $3,000,000 in the case of any individual supplier;

(e) create or incur any Lien on any Asset, other than (i) Permitted Liens or (ii) any Lien that can be discharged at Closing in connection with the repayment of any indebtedness incurred in compliance with Section 5.2(d);

(f) merge or consolidate with any other Person or acquire stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Mergers), having a value in excess of $20,000,000 in the aggregate, other than purchases of inventory or other assets (other than an interest in real property) in the ordinary course of business consistent with past practice or pursuant to agreements existing as of the date hereof and set forth on Section 5.2(h) of the Company Disclosure Letter;

(g) except in the ordinary course of business consistent with past practice (including, subject to Section 5.2(g) of the Company Disclosure Letter, extensions at the end of a term in the ordinary course of business consistent with past practice and entering into new customer agreements and supplier agreements) or as expressly permitted in this Section 5.2, (i) enter into, transfer or terminate (except for any termination upon expiration of a term in accordance with the terms and conditions thereof), or materially modify or amend, or (ii) release, assign or otherwise change any material rights under or (iii) waive any material right under or discharge any other party of any material obligation under, any Material Contract (or any contract that, if in effect on the date hereof, would constitute a Material Contract);

(h) make any material loan, advance or capital contribution to or investment in any Person, other than loans, advances or capital contributions to or investments in its Subsidiaries in the ordinary course of business consistent with past practice;

(i) make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law or materially change its cash management or working capital practices;

(j) (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period or any material method of Tax accounting, (iii) amend any material Tax Return or file any claim for a material Tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or other material agreement with any Taxing Authority or request any ruling from any Taxing Authority, (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (vi)

enter into any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes) or (vii) consent to any extension or waiver of any statute of limitations or period for assessment or collection of any material Tax, in each case, which would extend or waive the relevant statute of limitations or period for assessment or collection for more than a six-month period;

(k) acquire or dispose of any real property or any direct or indirect interest in any real property for an amount in excess of $2,000,000 in the aggregate (excluding those dispositions set forth on Section 5.2(k) of the Company Disclosure Letter);

(l) make any capital expenditures or commitments for capital expenditures, in each case other than in the ordinary course of business;

(m) enter into any contract or series of related contracts relating to currency hedges, interest rate hedges, commodity hedges, swaps, options or derivatives, in each case other than in the ordinary course of business and not for speculative purposes;

(n) forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

(o) enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment solely of money not in excess of $2,000,000 individually;

(p) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers);

(q) from the Adjustment Time until the Effective Time, make any dividends or distributions of Cash or incur any Indebtedness or Transaction Expenses; or

(r) authorize any of, or agree or commit to do any of, the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

5.3. Preservation of Parent Business. During the Interim Period, Parent shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.3 of the Parent Disclosure Letter:

(a) amend or otherwise change the Organizational Documents of Parent such that any of the Significant Shareholders’ rights under the Shareholders Agreement would not be given full effect;

(b) merge or consolidate with any other Person or acquire a material amount of the stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Mergers) if such action would reasonably be expected to materially delay or prevent the satisfaction of the conditions set forth in Section 6.3 or Section 7.3;

(c) declare or pay any dividend on shares of Parent Common Stock, other than ordinary course quarterly dividends in accordance with past practice (including with respect to amount and declaration, record and payment dates);

(d) engage in any action or activity that would require Parent to obtain the approval of its stockholders in connection with the consummation of the transactions contemplated by this Agreement prior to Closing; or

(e) authorize any of, or agree or commit to do any of, the foregoing actions.

5.4. Exclusivity. During the Interim Period, except as permitted by Section 5.2 and Section 5.5, the Company and its Affiliates shall not, and shall cause their Subsidiaries and their respective Representatives not to, directly or indirectly, solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer from any Person relating, with respect to the Company or any of its Subsidiaries, to any (i) liquidation, dissolution or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of all or a significant portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries or (iv) similar transaction or business combination (a “Competing Transaction”), nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any Person to pursue or effect a Competing Transaction or enter into any agreement with respect to a Competing Transaction. The Company shall, and shall instruct all Representatives acting on its and its Affiliates’ behalf to immediately cease any existing activities, discussions and negotiations with any Persons with respect to any of the foregoing. As soon as reasonably practicable after the date hereof, the Company shall instruct each Person (other than Parent and the Merger Subs and their representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality agreement within the prior twelve (12) months in connection with any actual or potential proposal by such Person relating to a Competing Transaction to promptly return or destroy all such information, subject to the terms of such confidentiality agreement.

5.5. Efforts.

(a) Subject to the terms and conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement. None of the parties shall knowingly take, cause or permit to be taken or omit to take any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its reasonable best efforts to obtain any consents required pursuant to the Material Contracts in connection with the consummation of the transactions contemplated by this Agreement, and Parent shall use its reasonable best efforts to cooperate with the Company in such efforts. Anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Company or any of its Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Material Contract or otherwise (unless Parent provides the funds for or reimburses the Company or such Affiliate for such payment) and the Company and its Affiliates shall not do or commit to do so without the prior written consent of Parent.

(c) (i) The Company and Parent will as soon as practicable but in any event no later than ten (10) Business Days after the date hereof file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report forms required for the transactions contemplated hereby, (ii) Parent will as soon as practicable but in any event no later than ten (10) Business Days after the date hereof submit a letter to the Commissioner requesting advance ruling certification under Section 102 of the Competition Act or, in the alternative, a no-action letter and a waiver under paragraph 113(c) of the Competition Act in respect of the transactions contemplated hereby and if the Competition Act Approval has not been obtained within 30 days from when the request was submitted by Parent, either party may provide written notification to the other party at any time thereafter of its intention to file a notice under Section 114 of the Competition Act in which case each party shall file its respective notice to the Commissioner in respect of the transactions contemplated hereby within ten (10) Business Days thereafter (or such other period of time that is mutually agreed upon in writing by the parties) unless the Competition Act Approval has been received before such time, and (iii) subsequent to any filing made hereunder, Parent and the Company will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act or the Competition Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act or the Competition Act. Each of Parent and the Company will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act or the Competition Act and (y) copies of all written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that Parent or Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only. The Company will consult with Parent prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with the transactions contemplated by this Agreement, and Parent will have the right to have a representative present at any such meeting to the extent permitted by such Governmental Authority and reasonably practical. Parent will consult with the Company prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with the transactions contemplated by this Agreement, and the Company will have the right to have a representative present at any such meeting to the extent permitted by such Governmental Authority and reasonably practical.

(d) The parties shall (i) respond as promptly as practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”, under the HSR Act, or a “supplementary information request”, under the Competition Act) received from a Governmental Authority and to all other inquiries and requests received from a Governmental Authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act, the Competition Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

(e) Without limiting the generality of the foregoing, in connection with the efforts referenced in Sections 5.5(c) and (d) to obtain all necessary consents, approvals, waivers and authorizations of any Governmental Authority required, or considered by Parent to be advisable to be obtained, pursuant to the HSR Act and the Competition Act, each party to this Agreement shall: (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Mergers (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) use reasonable best efforts to give all notices (if any) required to be made and given by such party to any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Mergers or any of the other transactions contemplated by this Agreement; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers; provided, however, that nothing contained in this Agreement shall require Parent, the Company or a Merger Sub to take, or cause to be taken, any action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries (including the Surviving Company), or any combination thereof (and the Company shall not, and shall cause its Subsidiaries not to, take any such action without Parent’s written consent), (x) that is not conditioned on the consummation of the Mergers or (y) if such action would require Parent, the Company or any of their respective Subsidiaries to take or agree or commit to take any such action, or agree to any condition or restriction or other mitigation, involving the Company or Parent or their respective Subsidiaries, that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, in each case measured on a scale relative to the Company and its Subsidiaries, taken as a whole. If requested by Parent, the Company will agree to any action contemplated by this Section 5.5, provided that any such agreement or action is conditioned on the consummation of the Mergers. In furtherance of the foregoing, each of Parent and each Merger Sub agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Person whose consent or approval is sought hereunder. The foregoing agreement in this section is made solely to facilitate the closing of the Mergers and does not constitute a representation or admission that the Mergers, if consummated without any modification, would violate any Competition Laws or that agreeing to the divestitures, hold separate conditions or other restrictions permitted herein or suggested by any Person or authority acting under any Competition Law would not be harmful to the parties. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(f) Notwithstanding anything herein to the contrary, Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made under this Section 5.5.

5.6. Certain Tax Matters.

(a) Each of the parties shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to obtain the tax opinion referenced in Section 7.6 hereof. None of the parties shall (and shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Company and its Subsidiaries shall use reasonable best efforts to, within five (5) Business Days following the filing of any U.S. state income or U.S. state franchise Tax Return, provide a copy of such Tax Return to Parent.

5.7. Registration. No later than the later of (A) the Closing Date and (B) promptly following the delivery of the Company Financial Statements but in any event within ten (10) Business Days of such delivery, Parent shall file a Form S-3 providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”) registering all of the shares of Parent Common Stock to be issued by Parent pursuant to Article II other than such shares of Parent Common Stock that will be Beneficially Owned (as defined in the Shareholders Agreement) by the Significant Shareholders; provided, that Parent may, at its option, elect to register such shares of Parent Common Stock that will be Beneficially Owned by the Significant Shareholders on the Shelf Registration Statement in satisfaction of Parent’s obligations pursuant to Section 5.3(a) of the Shareholders Agreement. If Parent is then eligible, such Shelf Registration Statement shall be in the form of an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) or any successor form thereto. Parent will use its reasonable best efforts to keep the Shelf Registration Statement continuously effective until the earlier of (i) three (3) years after the Shelf Registration Statement is filed or, if later, has been declared effective and (ii) the date on which all shares covered by the Shelf Registration Statement have been sold thereunder; provided, that, to the extent the shares of Parent Common Stock held or beneficially owned by the Significant Shareholders are covered by such Shelf Registration Statement, Parent shall maintain the effectiveness of the Shelf Registration Statement in accordance with the terms of, and subject to the continuing obligations under, the Shareholders Agreement with respect to such shares of Parent Common Stock. Parent will use reasonable best efforts to facilitate sales of such shares by such shareholders from time to time.

5.8. Employment Matters.

(a) Compensation and Benefits. For the one (1) year period immediately following the Closing Date, Parent shall provide each employee of the Company or any of its Subsidiaries (other than any employee of the Company or any of its Subsidiaries who is covered by a collective bargaining agreement as of the Closing Date (a “Union Employee”)) as of the Closing, to the extent that each such employee remains employed with Parent or any of its Affiliates (including the Surviving Company) as of and following the Closing (any such employee, a “Continuing Employee”) with: (i) at least the same annual base salary or wage rate in effect as of the date of this Agreement and at least the same bonus opportunities (excluding any equity-based bonus opportunities) provided by the Company in respect of the fiscal year in which the Closing Date occurs and (ii) employee benefits (including paid time off and perquisites but excluding any equity-based compensation or benefits) that are substantially similar in the aggregate to those employee benefits provided to such Continuing Employee immediately prior to the Closing. Notwithstanding the foregoing, Parent shall consider each Continuing Employee for equity-based compensation and benefits that are the same as the equity-based compensation and benefits customarily provided by Parent to the similarly situated employees of Parent and its Subsidiaries, other than the Continuing Employees. For the avoidance of doubt, if any such Continuing Employee is entitled to compensation or employee benefits under an individual employment or similar agreement with Parent, the terms of such agreement and not this Section 5.8(a) shall govern.

(b) Recognition of Service; Pre-existing Conditions. Periods of employment with the Company or any of its current or former Affiliates, to the extent previously recognized under any analogous Benefit Plan of the Company and its Affiliates, shall be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits, and benefit accrual of any Continuing Employee under the corresponding employee benefit plan offered by Parent or an Affiliate of Parent to the Continuing Employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans; provided, however, that Parent and its Affiliates shall not be required to recognize such service (x) for purposes of benefit accrual under defined benefit pension plans, (y) for purposes of plans which are frozen to new participants, or (z) to the extent such credit would result in duplication of benefits. Additionally, Parent shall use commercially reasonable efforts to (i) waive any limitation on health insurance coverage of the Continuing Employees and their eligible dependents due to pre-existing conditions under all applicable medical plans of Parent or an Affiliate of Parent to the extent such condition was satisfied or waived under the comparable Benefit Plan prior to the Closing Date and (ii) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the comparable Benefit Plan prior to the Closing Date during the plan year in which the Closing Date occurs for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health insurance plans of Parent or an Affiliate of Parent for such year.

(c) Severance. Notwithstanding anything in Section 5.8(a) above, with respect to any Continuing Employee whose employment is terminated by Parent or any of its Affiliates on or prior to the second (2nd) anniversary of the Closing Date under circumstances that would give rise to severance payments or benefits under the Operating Subsidiary’s Executive Severance Plan or the Operating Subsidiary’s Salary and Benefits Continuation Plan (as applicable, the “Severance Plan”) or Parent’s applicable severance plan or policy, then, subject to such Continuing Employee’s execution of a release of claims in a form customarily provided by Parent to its similarly situated employees, Parent shall provide each such Continuing Employee with the greater of (i) severance payments and benefits that such Continuing Employee would have received under the Severance Plan and (ii) severance payments and benefits due to a similarly situated employee of Parent or its Affiliates (other than the Company and its Subsidiaries), as applicable (and for the avoidance of doubt, in each case, such Continuing Employee shall be credited for all service with the Company, Parent and their respective Affiliates as provided in Section 5.8(b) above); provided, however, if any such Continuing Employee is entitled to severance benefits under an individual severance, employment or similar agreement, the terms of such agreement and not this Section 5.8(c) shall govern.

(d) Union Matters. Notwithstanding the foregoing, with respect to any Union Employee, Parent shall provide for such compensation and benefits as are required to be provided to such Union Employee pursuant to the terms of any applicable collective bargaining agreement.

(e) Current Fiscal Year Bonuses. The Company may pay all cash bonus amounts payable under any annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries in respect of the fiscal year ending May 3, 2015 in the ordinary course of business consistent with past practice, determined based on actual results and performance achieved (“Current Fiscal Year Bonuses”). If the Closing occurs prior to the payment of the Current Fiscal Year Bonuses, Parent shall pay or cause to be paid the Current Fiscal Year Bonuses no later than July 15, 2015.

(f) Third Party Beneficiaries. Nothing in this Section 5.8 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Continuing Employee or Union Employee. The provisions of this Section 5.8 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.8, express or implied, shall confer upon any Continuing Employee or Union Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

5.9. Section 280G. Prior to the date hereof, the Company has obtained and provided to Parent executed 280G Waivers (as defined below) from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) set forth on Section 5.9 of the Company Disclosure Letter. Prior to the Closing Date, the Company shall use its reasonable best efforts to obtain from each other “disqualified individual” that the Company, in good faith, determines would receive payments and/or benefits that would separately or in the aggregate constitute “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code (“Parachute Payments”), waivers, in a form reasonably acceptable to Parent, that provide that no Parachute Payments with respect to such “disqualified individual” shall, in the absence of Stockholder Approval (as defined below), be payable to or retained by such “disqualified individual” to the extent such Parachute Payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of the excise tax under Section 4999 of the Code on such “disqualified individual” (the “280G Waivers”). Following the execution of the 280G Waivers, and prior to the Closing Date, the Company shall hold a vote to obtain approval by the Common Stockholders, in accordance with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” to receive or retain any Parachute Payments (the “Stockholder Approval”). All materials produced by the Company in connection with obtaining the Stockholder Approval shall be provided to Parent at least five (5) Business Days in advance of any such materials being delivered to Common Stockholders for Parent’s review and comment, and the Company shall consider any of Parent’s requested changes or comments in good faith and not unreasonably omit them. Within fifteen (15) days following the date of this Agreement, with respect to each “disqualified individual” of the Company, the Company shall furnish (i) a schedule that sets forth (A) the Company’s reasonable, good faith estimate of all payments or benefits that could be provided to such “disqualified individual” as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (ii) the underlying data and documentation on which such schedule is based.

5.10. Public Announcements. The Company and Parent shall agree on a press release announcing the entering into of this Agreement and the transactions contemplated hereby. Thereafter, each party hereto will consult with the other party before issuing any other press release or otherwise making any public statements or disclosures with respect to the transactions contemplated by this Agreement, including the terms hereof, and each party shall not, without the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned), issue any such press release or make any such public statement with respect to the transactions contemplated by this Agreement, except as may be required by applicable Law or regulation (including any New York Stock Exchange requirement).

5.11. Indemnification of Directors and Officers.

(a) For six (6) years from and after the Effective Time, (i) Parent shall cause the Surviving Company to indemnify and hold harmless all past and present employees, agents, officers and directors of the Company and of its Subsidiaries to the same extent such Persons are currently indemnified by the Company and its Subsidiaries pursuant to the Company’s and its Subsidiaries’ Organizational Documents as in effect on the date hereof for acts or omissions occurring at or prior to the Effective Time, and for such period of time Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, amend, repeal or modify any provision in the Surviving Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of present and former officers and directors as in effect in the Company’s or any of its Subsidiaries’ Organizational Documents immediately prior to the

Effective Time, except as required by applicable Law and (ii) Parent shall cause the Surviving Company to honor any indemnification agreements in effect between the Company or any of its Subsidiaries and any past or present employees, agents, officers or directors of the Company or its Subsidiaries as in effect as of the date hereof. If the Surviving Company or any of its successors or assigns shall: (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.11.

(b) Parent shall cause the Surviving Company and its Subsidiaries to maintain in effect for six (6) years from the Closing Date directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance for events occurring at or prior to the Effective Time (“D&O Insurance”) on terms not less favorable than such existing insurance coverage; provided that the Surviving Company and its Subsidiaries shall not be required, and Parent shall not be required to cause the Surviving Company and its Subsidiaries, to pay for the D&O Insurance in an annual amount in excess of two hundred fifty percent (250%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries will, with Parent’s prior written consent, and at Parent’s request shall, prior to the Effective Time, purchase six (6) years run-off directors’ and officers’ liability insurance that is dedicated to the Company and its Subsidiaries and not shared with any other entity that is unrelated to the Company and its Subsidiaries (“Runoff D&O Insurance”); provided that the total payment for such insurance coverage provided by such Runoff D&O Insurance shall not exceed two hundred fifty percent (250%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance without Parent’s prior written consent. If the cost of the Runoff D&O Insurance would require an expenditure that exceeds such amount and Parent does not so consent, the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain policies with the greatest coverage available for a cost not exceeding such maximum amount. Any such Runoff D&O Insurance policies will satisfy Parent’s obligation under this Section 5.11(b) to provide D&O Insurance; provided that in the event that any claim is brought under such D&O Insurance, the policy shall be maintained until final disposition thereof.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the past and present officers and directors of the Company and of its Subsidiaries and their respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, contract or otherwise.

5.12. Termination of Affiliate Agreements. At or prior to the Adjustment Time (and subject in each case to the occurrence of the Effective Time), unless otherwise directed in writing by Parent or provided elsewhere herein, the Company shall terminate, or otherwise amend to exclude the Company and any of its Subsidiaries as a party thereto, all Affiliate Agreements, and all amounts due and payable thereunder shall be paid in full, and any and all future obligations owing thereunder shall be cancelled, in each case except as otherwise provided on Section 5.12 of the Company Disclosure Letter, and the Company shall take such other actions specified on Section 5.12 of the Company Disclosure Letter.

5.13. Appraisal Notice. The Company shall prepare and mail an appraisal notice and notice of action taken by written consent of stockholders as and to the extent required pursuant to Section 262 and Section 228(e) of the DGCL, respectively, to any holder of Common Stock that has not consented to this Agreement and the Mergers that complies with applicable Law, in a form reasonably acceptable to Parent and at a time reasonably agreed with Parent.

5.14. Financing.

(a) Parent and the Merger Subs shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing (or the permanent financing contemplated by the Debt Commitment Letters in lieu thereof) on the terms and conditions described in or contemplated by the Debt Financing Commitments (including complying with any request exercising so-called “flex” provisions), including using reasonable best efforts to satisfy on a timely basis all conditions to funding in the Debt Financing Commitments or with respect to such permanent financing contemplated by the Debt Commitment Letters. Parent and the Merger Subs shall not (without the prior written consent of the Company) consent or agree to any amendment or modification to, or any waiver of any provision under, the Debt Financing Commitments or the definitive agreements relating to the Debt Financing, or enter into any other agreement or arrangement with respect to alternative financing, if such amendment, modification or waiver or other agreement or arrangement (1) decreases the aggregate amount of the Debt Financing to an amount that, together with Parent’s and the Merger Subs’ cash on hand or available alternative financing commitments, would be less than an amount that would be required to fund the payment of the aggregate cash consideration payable to holders of Common Stock, Options and Restricted Stock Awards pursuant to this Agreement and the repayment, redemption, purchase, defeasance or discharge of any outstanding Indebtedness for borrowed money of any of the Company and its Subsidiaries and Parent and its Subsidiaries (including the redemption, repayment or discharge of any notes or pursuant to the termination of any existing credit facilities), and the payment of fees and expenses incurred in connection therewith or pursuant to this Agreement or (2) imposes new or additional material conditions or otherwise materially expands any of the conditions to the receipt of the Debt Financing or otherwise would or would reasonably be expected to prevent or materially delay the funding or financing described therein or the consummation of the transactions contemplated by this Agreement; provided, that, for the avoidance of doubt Parent and the Merger Subs shall be permitted to consent or agree to any amendment or modification, or any waiver of any provision, under the Debt Financing Commitments if such amendment, modification or waiver solely adds lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof as parties thereto. Parent and the Merger Subs acknowledge and agree that the obtaining of the Debt Financing is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing, subject to fulfillment or waiver of the conditions set forth in Article VI.

(b) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ officers, directors, employees, agents, and other representatives (collectively, “Representatives”) to, at Parent’s sole cost and expense, provide all cooperation that is reasonably requested by Parent to assist Parent and the Merger Subs in the arrangement of any third party debt financing (including the Debt Financing and any debt capital markets financing) for the purpose of funding the payment of the aggregate cash consideration payable to holders of Common Stock, Options and Restricted Stock Awards pursuant to this Agreement and the repayment, redemption, purchase, defeasance or discharge of any outstanding Indebtedness for borrowed money of any of the Company and its Subsidiaries and Parent and its Subsidiaries (including the redemption, repayment or discharge of any notes or pursuant to the termination of any existing credit facilities), and the payment of fees and expenses incurred in connection therewith or pursuant to this Agreement (collectively, the “Financing”), including, without limitation,: (i) as promptly as reasonably practicable, furnishing to Parent and the Financing Sources the Required Information and such other information relating to the Company and its Subsidiaries customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing or otherwise in connection with the marketing or placement of the Financing (“Financing Offering Materials”); (ii) cooperating with the marketing efforts of Parent and the Financing Sources, including using commercially reasonable efforts to participate in a reasonable number of requested meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Company’s and any of its Subsidiaries’ senior management and Representatives, presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing; (iii) using commercially reasonable efforts to cause the Company’s and any of its Subsidiaries’ independent accountants, as reasonably requested, to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company and its Subsidiaries or the Operating Subsidiary and its Subsidiaries, as applicable, in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” (including drafts thereof) necessary and reasonably requested by Parent in connection with any debt capital markets transaction comprising a part of the Financing (which such accountants would be prepared to issue at the time of pricing and at closing of any offering or placement of the Financing), in each case, on customary terms and consistent with their customary practice) and to participate in reasonable and customary due diligence sessions; and (iv) to the extent that the Company or any of its Subsidiaries are to be party to the Financing following the occurrence of the Effective Time, (x) using commercially reasonable efforts to obtain customary legal opinions and executing and delivering customary closing certificates and documents at the Closing as may be reasonably requested by Parent in connection with the Financing, (y) facilitating the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee documentation (if applicable) and other applicable loan documents) related to the Financing, and (z) to the extent requested by the Financing Sources at least ten (10) Business Days prior to the Closing Date, providing to the Financing Sources at least three (3) Business Days prior to the Closing Date all customary and reasonable documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended; provided, however, that nothing in this Section 5.14 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof, (B) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, or (C) require the Company or any of its Subsidiaries to enter into any instrument or agreement, or agree to any change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time or that would be effective if the Effective Time does not occur. Without limiting the foregoing proviso, Parent agrees, promptly upon request, to reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the Financing promptly following the incurrence thereof (but excluding any costs, fees and expenses of preparing the Required Information set forth in clauses (a) and (b) of the definition thereof, which shall not be reimbursed). Parent shall indemnify and hold harmless the Company, the Significant Shareholders, its and their respective Affiliates, and its and their respective Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by the Company or its Subsidiaries or any of their respective Representatives at the request of Parent pursuant to this Section 5.14 and/or the provision of information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and on such other customary terms and conditions as the Company shall reasonably impose. Parent and the Merger Subs acknowledge and agree that the obtaining of the Financing (including the Debt Financing), or any alternative financing, is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing (including the Debt Financing) or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreements, Parent shall be permitted to share all information subject to such agreements with its potential financing sources and their Representatives, subject to customary confidentiality undertakings by such potential financing sources with respect thereto.

(c) The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions solely in the Company’s control required to facilitate the termination of commitments in respect of each of the Term Loan Credit Agreement and the ABL Revolving Credit Agreement and, to the extent requested in writing by Parent, any Indebtedness incurred by any of the Company and its Subsidiaries after the date hereof pursuant to Section 5.2(d) (it being understood that the Company shall promptly and in any event no later than ten (10) days prior to the Closing Date notify Parent of the amount of any such Indebtedness incurred or to be incurred and expected to be outstanding on the Closing Date pursuant to Section 5.2(d)), repayment in full of all obligations in respect of such Indebtedness and release of any Liens securing such Indebtedness and guarantees in connection therewith on the Closing Date (such terminations, repayments and releases, the “Existing Credit Facility Terminations”). In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent on the Closing Date payoff letters with respect to each of the Term Loan Credit Agreement, the ABL Revolving Credit Agreement and, to the extent requested by Parent, any Indebtedness incurred by any of the Company and its Subsidiaries after the date hereof pursuant to Section 5.2(d) (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated provided, that (A) Parent shall provide all funds required to effect all such repayments at or prior to the Closing and (B) in no event shall this Section 5.14(c) require the Company or any of its Subsidiaries to (x) cause any Existing Credit Facility Terminations to be effective until the Closing shall have occurred, (y) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Existing Credit Facility Terminations, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor), or incur any liability in connection with the Existing Credit Facility Termination that is effective prior to the occurrence of the Effective Time, or (z) issue any prepayment, commitment termination, commitment reduction or other similar notice under or in connection with the Existing Credit Facility Termination that is effective prior to or is not conditioned upon the occurrence of the Effective Time.

(d) The Company shall, and shall cause its Subsidiaries to, at the written request of Parent, (i) issue one or more notices of optional redemption for all of the outstanding aggregate principal amount of Company Notes, pursuant to the Company Note Indenture in order to effect a redemption on the Closing Date; provided, that such redemption notice shall be subject to and conditioned upon the occurrence of the Effective Time and (if Parent elects) the receipt by Parent of financing in an amount sufficient to effect such redemption in full, and (if the Company elects) the receipt by the Company no later than the redemption time specified in such redemption notice of funds in an amount sufficient to effect such redemption in full, in each case to the extent permitted under the Company Note Indenture and (ii) use its and their reasonable best efforts to provide any other cooperation reasonably requested by Parent to facilitate the redemption of the Company Notes (and/or, if elected by Parent, satisfaction and discharge of the Company Notes pursuant to the Company Note Indenture) effective as of and conditioned upon the occurrence of the Effective Time. Parent shall deposit or cause to be deposited funds with the Company Note Trustee sufficient to fund any repayment, redemption or discharge of the Company Notes no later than the redemption time specified in the applicable redemption notice (subject to the occurrence of the Effective Time).

(e) Parent shall promptly reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the repayment, redemption or discharge of any Company Notes and the Existing Credit Facility Terminations promptly following the incurrence thereof (and such costs, fees and expenses shall not be deemed Transaction Expenses hereunder).

5.15. No Solicitation. Each of Parent and the Company shall not, and shall cause its respective Affiliates not to, without the prior written consent of the other party, directly or indirectly, use information received from the other party, its Subsidiaries or representatives in connection with the evaluation and negotiation of the transactions contemplated by this Agreement for purposes of soliciting to employ or hire (whether as an officer, employee or consultant or other independent contractor) any individual who is currently or hereafter becomes a senior officer of the other party or any of its Subsidiaries; provided, however, that the restrictions of this Section 5.15 shall not apply (i) to any general advertisement, or any search firm engagement which, in any such case, is not directed or focused on personnel employed by the other party or its Affiliates, (ii) the solicitation or hiring of any individual whose employment or term in office was terminated by the other party or its Subsidiary or (iii) the solicitation or hiring by Parent of any individual if such individual’s commencement of employment is contingent on the consummation of the transaction contemplated hereunder.

5.16. Company Stockholder Approval. Immediately following the execution of this Agreement, the Company shall deliver to Parent a true and complete copy of a written consent evidencing the approval of this Agreement, the Mergers and the transactions contemplated hereby by the Company’s stockholders holding at least 99% of the outstanding Common Stock (the “Company Stockholder Approval”). Without limiting the foregoing, the Company shall use reasonable best efforts to deliver as promptly as practicable after the date hereof (and in any event at least ten (10) Business Days prior to the Closing Date) a written consent evidencing the approval of this Agreement, the Mergers and the transactions contemplated hereby by all of the Common Stockholders other than as set forth on Section 5.16 of the Company Disclosure Letter.

5.17. Inspections. Following the execution of this Agreement, Parent may, at its sole cost and expense, undertake Phase I Environmental Site Assessments of the Owned Real Property and Leased Real Property (subject to any landlord’s approval or consent as may be required with respect to Leased Real Property, and prior reasonable notice to the Company of the date and time of any such inspections and examinations, which shall occur during normal business hours), which Phase I Environmental Site Assessments shall be conducted in a manner and at times so as to not unreasonably disrupt the Company’s business operations, and the Company shall cooperate with Parent with respect to the foregoing, it being agreed that in no event may Parent conduct any Phase II Environmental Assessments or any invasive or destructive environmental testing or sampling of the Company Real Property. The foregoing covenant shall be subject to the limitations to access set forth in Section 5.1.

5.18. Delivery of Certain Financial Information. The Company shall use its reasonable best efforts to prepare and deliver to Parent (i) as promptly as practicable after the date hereof but in any event prior to the Closing Date, the Company Financial Statements and (ii) as promptly as practicable after the date hereof and unless and until the Marketing Period has otherwise commenced, the other information relating to the Company and its Subsidiaries constituting the Required Information (assuming for this purpose that the Required Information relates to information regarding the Company and its Subsidiaries). The Company shall provide Parent with a reasonable opportunity to consult with the Company and its representatives, including its independent accountants, from time to time prior to the Closing Date, with respect to the progress of the preparation of such Company Financial Statements and such other information.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS

OF PARENT AND MERGER SUBS

The obligations of Parent and the Merger Subs to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by Parent to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

6.1. Accuracy of Warranties. Each of the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Sections 3.1(b), 3.1(c), 3.1(d) and 3.2, the last sentence of Section 3.4(a), the last sentence of Section 3.14 and Section 3.17, shall be true and correct in all respects (except, with respect to Section 3.1(b) only, for any immaterial inaccuracy) at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of the Company contained in this Agreement and each of the representations and warranties of the Stockholder Representative set forth in Section 9.3 (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the date hereof and the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except, in each case, for such failures to be true and correct as would not have or reasonably be expected to have a Company Material Adverse Effect.

6.2. Compliance with Agreements and Covenants. The Company shall have duly performed and complied with, in all material respects, all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Effective Time.

6.3. HSR Clearance. The applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been earlier terminated.

6.4. Competition Act Clearance. Either (i) the relevant waiting period in Section 123 of the Competition Act shall have expired or otherwise been terminated in accordance with the Competition Act, or the obligation to give the requisite notice and supply information shall have been waived pursuant to paragraph 113(c) of the Competition Act, and the Commissioner of Competition appointed under the Competition Act or his designee (the “Commissioner”) shall have issued a “no action letter” under Section 123 of the Competition Act reasonably satisfactory to Parent, indicating that the Commissioner does not, at that time, intend to make an application for an order under Section 92 of the Competition Act in respect of the Mergers and such “no action letter” remains in full force and effect, or (ii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Mergers ((i) or (ii), the “Competition Act Approval”).

6.5. Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and shall remain in full force and effect.

6.6. Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, fact, effect or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect.

6.7. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

6.8. Delivery of Certain Financial Information. The Company shall have delivered the Company Financial Statements to Parent.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by the Company to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1. Accuracy of Warranties. Each of the representations and warranties of Parent and the Merger Subs set forth in Section 4.1, 4.2(a), 4.2(b), 4.3, 4.5 and the last sentence of Section 4.10 shall be true and correct in all respects (except, with respect to Section 4.2(a) only, for any immaterial inaccuracy) at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of Parent and the Merger Subs contained in this Agreement

(without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the date hereof and the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except for such failures to be true and correct as would not have or reasonably be expected to have a Parent Material Adverse Effect.

7.2. Compliance with Agreements and Covenants. Parent and the Merger Subs shall have duly performed and complied with, in all material respects, all of their covenants, obligations and agreements contained in this Agreement to be performed and complied with by them at or prior to the Effective Time.

7.3. HSR Clearance. The applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been earlier terminated.

7.4. Competition Act Clearance. The Competition Act Approval shall have been obtained.

7.5. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

7.6. Tax Opinion. The Company shall have received a written opinion from the Company’s counsel, Simpson Thacher & Bartlett LLP, upon which Parent will also be entitled to rely, in form and substance reasonably satisfactory to the Company and Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger and the Follow-On Merger, taken together, will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Simpson Thacher & Bartlett LLP shall be entitled to receive and rely upon representations, warranties and covenants of Parent, the Merger Subs and the Company, substantially in the form of the representation letters attached hereto as Exhibit B and Exhibit C.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated at any time on or prior to the Closing Date, whether before or after the Company Stockholder Approval has been received:

(a) With the mutual written consent of each of the Company, Parent and the Merger Subs;

(b) By either the Company or Parent, if the Closing of the Mergers shall not have occurred on or before the four (4) month anniversary of the date hereof (the “Termination Date”); provided, that if on the Termination Date, all of the conditions set forth in Article VI and Article VII are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions would be satisfied if the Closing occurred on such date) and the Marketing Period has commenced and not ended (an “Ongoing Marketing Period”), the Termination Date shall be automatically extended to the seventeenth (17th) Business Day following the first day of the Ongoing Marketing Period;

(c) By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) has not been or is incapable of being cured by Parent prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) calendar day after its receipt of written notice thereof from the Company; provided, that the Company is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(d) By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) has not been or is incapable of being cured by the Company prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) calendar day after its receipt of written notice thereof from Parent; provided, that Parent is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(e) By either the Company or Parent, if (i) there shall be any Law that makes consummation of the Mergers illegal or (ii) any Governmental Authority having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and nonappealable; or

(f) By Parent within two Business Days of the execution of this Agreement (but not thereafter), if the Company Stockholder Approval has not been obtained and delivered within one Business Day of the execution of this Agreement.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 8.1 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

8.2. Expenses. Whether or not the Mergers are consummated and except as otherwise provided in this Agreement or the other transaction documents to be entered into in connection with this Agreement and the transactions contemplated hereby, all expenses incurred in connection with this Agreement and the transactions contemplated hereby (including any applicable stock transfer or similar Taxes) shall be paid by the party incurring such expenses.

8.3. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than with respect to fraud or willful and material breach or as set forth in Section 8.2) on the part of Parent, either Merger Sub or the Company. The provisions of Section 8.2, this Section 8.3, Section 10.7, Section 10.11, Section 10.12, Section 10.15 and Section 10.16 and will survive any termination hereof.

8.4. Specific Performance. The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 10.15, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the necessity of demonstrating damages or posting any bond or other security in connection therewith.

ARTICLE IX

STOCKHOLDER REPRESENTATIVE

9.1. Designation and Replacement of Stockholder Representative. The holders of the Common Stock, Restricted Stock Awards and Options (collectively, the “Equityholders”) have agreed that it is desirable to designate Holdco as the “Stockholder Representative” to act on behalf of the Equityholders for certain limited purposes, as specified herein. The Company Stockholder Approval shall constitute ratification and approval of such designation and by the execution of a Letter of Transmittal, each Equityholder irrevocably shall agree to such appointment and that the Stockholder Representative shall act as a representative for the benefit of each Equityholder as the exclusive agent and attorney in fact with the power and authority to act on behalf of each Equityholder in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority set forth in Section 9.2. If the Stockholder Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Equityholders, the Stockholder Representative shall cause the Significant Shareholders to, within ten (10) days after the occurrence of such event, appoint a successor representative who shall execute a joinder to this Agreement as the Stockholder Representative hereto and, promptly thereafter, shall notify the Equityholders of the identity of such successor. Any such successor shall succeed to the rights and obligations of the Stockholder Representative as representative of the Equityholders hereunder and shall be deemed the “Stockholder Representative” for all purposes hereunder. The grant of authority by the Equityholders to the Stockholder Representative in this Article IX is and shall be coupled with an interest, and, except as set forth in this Article IX, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Equityholders and shall survive the consummation of the transactions contemplated hereby and the Closing.

9.2. Authority and Rights of Stockholder Representative; Limitations on Liability.

(a) The Stockholder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Stockholder Representative shall have no obligation to the Equityholders to act, except as expressly provided herein. Without limiting the generality of the foregoing, by the execution of a Letter of Transmittal each Equityholder irrevocably shall agree that the Stockholder Representative shall have full power, authority and discretion on behalf of the Equityholders to:

(i) execute and deliver such waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby as the Stockholder Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement;

(ii) enforce and protect the rights and interests of the Equityholders and to enforce and protect the rights and interests of the Stockholder Representative arising out of or under or in any manner relating to this Agreement or the transactions provided for herein, and to take any and all actions which the Stockholder Representative believes are necessary or appropriate under this Agreement for and on behalf of each Equityholder. Without limiting the generality of the foregoing, the Stockholder Representative may on behalf of the Equityholders (A) assert any claim or institute any action, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent or any other Person, or by any Government Authority against the Stockholder Representative and/or any of the Equityholders; (C) receive process on behalf of any or all of the Equityholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (D) file any proofs of debt, claims and petitions as it may deem advisable or necessary; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation (it being understood that the Stockholder Representative shall not have any obligation to the Equityholders to take any such actions, and shall not have any Liability to the Equityholders for any failure to take any such actions);

(iii) refrain from enforcing any right of the Equityholders, and/or the Stockholder Representative arising out of or under or in any manner relating to this Agreement or the transaction contemplated hereby; provided, however, that no such failure to act on the part of the Stockholder Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Stockholder Representative or by the Equityholders unless such waiver is in writing signed by the Stockholder Representative;

(iv) make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action, in each case on behalf of the Equityholders, that the Stockholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement;

(v) determine whether to deliver a Notice of Adjustment Disagreement and to resolve any disputes regarding the Closing Statement and take any actions in connection therewith contemplated by Section 2.10 of this Agreement;

(vi) make any payments or pay any expenses under or in connection with this Agreement (including, for the avoidance of doubt, under Article II hereof and the payment of the Deficiency Amount from the Purchase Price Adjustment Holdback Amount) or on behalf of the Equityholders, including by using any remaining portion of the Stockholder Representative Expense Amount to satisfy costs, expenses and/or Liabilities of the Stockholder Representative in connection with matters related to this Agreement, with any balance of the Stockholder Representative Expense Amount not used for such purposes to be disbursed and paid, at such time as the Stockholder Representative determines, in its sole discretion, that no additional such costs, expenses and/or Liabilities shall become due and payable, to the Equityholders (including the holders of the Excluded Restricted Stock Awards) on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing (calculated taking into account the Excluded Restricted Stock Awards (including with respect to the calculation of the Fully-Diluted Outstanding Stock) and, with respect to Options, on a Net Option Share basis for these purposes); provided that the Stockholder Representative shall pay the portion of such amount allocable to the Options to the Company (on behalf of the holders of Options), and the Company shall, in turn, pay such amount to the holders of the Options (subject to applicable withholding Tax) as soon as reasonably practicable after receipt of such payment from the Stockholder Representative and that the Stockholder Representative shall pay the portion of such amount allocable in respect of the Excluded Restricted Stock Awards to the Escrow Property Agent or the holders of the Excluded Restricted Stock Awards, if then in possession of the Excluded Restricted Stock Award Escrow Property. For the avoidance of doubt, subject to Section 2.10(f), any portion remaining of the Purchase Price Adjustment Holdback Amount after the final payment of all amounts payable under Section 2.10(e) has been made shall be disbursed and paid to the Equityholders (including the holders of the Excluded Restricted Stock Awards) on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing (calculated taking into account the Excluded Restricted Stock Awards (including with respect to the calculation of the Fully-Diluted Outstanding Stock) and, with respect to Options, on a Net Option Share basis for these purposes); provided that the Stockholder Representative shall pay the portion of such amount allocable to the Options to the Company (on behalf of the holders of Options), and the Company shall, in turn, pay such amount to the holders of the Options (subject to applicable withholding Tax) as soon as reasonably practicable after receipt of such payment from the Stockholder Representative and that the Stockholder Representative shall pay the portion of such amount allocable in respect of the Excluded Restricted Stock Awards to the Escrow Property Agent or the holders of the Excluded Restricted Stock Awards, if then in possession of the Excluded Restricted Stock Award Escrow Property. For the avoidance of doubt, neither Parent nor the Company shall have any liability whatsoever related to or arising out of any such distribution or allocation or the determination thereof to the extent in accordance with the instructions of the Stockholder Representative.

(b) All actions taken by the Stockholder Representative under this Agreement shall be binding upon the Equityholders and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them. Each Equityholder, by execution of a Letter of Transmittal, shall agree that any action taken by the Stockholder Representative on its behalf pursuant to the terms of this Agreement or the transactions contemplated hereby shall be fully binding on them.

(c) By the execution of a Letter of Transmittal each Equityholder irrevocably shall agree that the Stockholder Representative shall have no liability to any Equityholder with respect to actions taken or omitted to be taken in its capacity as the Stockholder Representative and that the Stockholder Representative shall at all times be entitled to rely on any directions received from the Significant Shareholders; provided, however, that the Stockholder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Stockholder Representative, unless the Stockholder Representative has been provided with funds, security or indemnities which, in the sole determination of Stockholder Representative, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in responding to such direction or taking such action. By the execution of a Letter of Transmittal each Equityholder irrevocably shall agree that the Stockholder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Stockholder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. Without limiting Section 9.2(a)(iv), by the execution of a Letter of Transmittal each Equityholder irrevocably shall agree that the Stockholder Representative shall be entitled to reimbursement from the Stockholder Representative Expense Amount for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Stockholder Representative in such capacity, and shall be entitled to indemnification from the Equityholders against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Stockholder Representative (except for those arising out of Stockholder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. To the extent the Stockholder Representative Expense Amount is insufficient to cover the Stockholder Representative’s costs, expenses and liabilities hereunder, the Equityholders will indemnify the Stockholder Representative in accordance with the immediately preceding sentence on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing. For the avoidance of doubt, the term “Equityholders” shall not include the Company or any direct or indirect Subsidiary of the Company.

9.3. Representations and Warranties of the Stockholder Representative. The Stockholder Representative represents and warrants to Parent and the Merger Subs as follows:

(a) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) applicable Laws, (y) its organizational documents or (z) any contract or agreement to which it is a party, except to the extent any such conflict, violation, consent or approval would not reasonably be expected to materially impair the Stockholder Representative’s ability to perform its obligations pursuant to this Agreement.

(c) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part. This Agreement has been duly and validly executed and delivered by the Stockholder Representative and constitutes a legal, valid and binding obligation of the Stockholder Representative enforceable against the Stockholder Representative in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

ARTICLE X

MISCELLANEOUS

10.1. Nonsurvival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

10.2. Amendment.

(a) Prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only in a writing signed by Parent and the Company; provided that the written consent of the Stockholder Representative shall be required for any amendment, modification or supplement to this Agreement at any time.

(b) Notwithstanding the foregoing, in the event that any party seeks an amendment, modification, consent or waiver to any of Section 10.7, Section 10.10, Section 10.11, Section 10.15, Section 10.16 and/or this Section 10.2(b) that is adverse to the Financing Sources, the prior written consent the Financing Sources shall be required before any such amendment, modification, consent or waiver may become effective.

10.3. Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed email, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a)	If to the Company, addressed as follows:

Blue Acquisition Group, Inc.

c/o Big Heart Pet Brands

One Maritime Plaza

San Francisco, CA 94111

Attention: General Counsel

Email: tim.ernst@bigheartpet.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni J. Lerner

                 Anthony F. Vernace

Email: mlerner@stblaw.com

            avernace@stblaw.com

(b)	If to Parent or a Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667

Attention: General Counsel

Email: jeannette.knudsen@jmsmucker.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Rosenblum

                 Ronald C. Chen

Email: SARosenblum@wlrk.com

            RCChen@wlrk.com

(c)	If to the Stockholder Representative, addressed as follows:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Attention: Simon Brown

Email: simon@kkr.com

and

c/o Vestar Capital Partners

245 Park Avenue

41st Floor

New York, New York 10167

Attention: Steven Della Rocca, Brian O’Connor, Kevin Mundt

Email: kmundt@vestarcapital.com

            boconnor@vestarcapital.com

            sdellarocca@vestarcapital.com

and

c/o Centerview Partners

3 Greenwich Office Park

2nd Floor

Greenwich, CT 06831

Attention: David Hooper

Email: dhooper@centerviewcapital.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni J. Lerner

                  Anthony F. Vernace

Email: mlerner@stblaw.com

avernace@stblaw.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

10.4. Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

10.5. Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

10.6. Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to dollars or to “$” shall be references to United States dollars.

10.7. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

10.8. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.9. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by Parent or the Surviving Company without the prior written consent of the Company; provided that with the consent of Parent, either Merger Sub may assign (in whole but not in part) its rights and obligations under this Agreement to another wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in contravention of this Section 10.9 shall be null and void.

10.10. Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, except for (i) Section 5.11, Section 8.3, Section 10.11 and Section 10.12 and (ii) as to the Financing Sources, the provisions of Section 10.2, Section 10.7, this Section 10.10, Section 10.11,

Section 10.15 and Section 10.16, no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right.

10.11. No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. The Company, on behalf of itself and its Affiliates, agrees that the Financing Sources shall be subject to no liability or claims by the Company or its Affiliates (other than the Parent and its pre-Closing Affiliates), whether at law, or equity, in contract, in tort or otherwise, relating to or arising out of this Agreement, any breach of the Debt Financing Commitments or in connection with the Debt Financing or the performance of services by the Financing Sources with respect to the foregoing. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

10.12. Release. Effective upon the Closing, Parent, on its own behalf and on behalf of the Surviving Company and each of its former, present and future Subsidiaries (each of the foregoing, a “Releasing Party”), hereby releases and forever discharges each former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the Company and its Subsidiaries or any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the foregoing (or a fiduciary of any employee benefit plan of the Company or of any of its present or former Subsidiaries) (each of the foregoing, a “Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Releasing Parties had, now has or may in the future have, at law or in equity, against any Released Party in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as such or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the Closing (each, a “Released Claim”); provided, however, that the Releasing Parties expressly do not release their rights and interests (i) under (y) this Agreement or the Shareholders Agreement or (z) the Confidentiality Agreements, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of fraud, intentional misrepresentation, willful misconduct or other criminal act by the Released Party or (iii) with respect to any claim of, or liability to, the Company or any of its Subsidiaries (or any successor thereof) against any Released Party to the extent resulting from the Released Party’s status as an employee or agent of the Company or any of its Subsidiaries. Each of Parent and each Merger Sub covenants and agrees that it will honor such release and will not, and will cause the Surviving Company and its Subsidiaries not to, take any action inconsistent therewith (including commencing any Litigation with respect to, or directly or indirectly transferring to another Person, any Released Claim). This Section 10.12 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Parties, and shall be binding on all successors and permitted assigns of Parent and the Surviving Company.

10.13. Further Assurances. Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Mergers and to effect and evidence the provisions of this Agreement and the transactions contemplated hereby.

10.14. Entire Understanding. The Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter identified in this Agreement are incorporated herein by reference and made a part hereof. This Agreement, the Shareholders Agreement and the Confidentiality Agreements set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements, arrangements and understandings among the parties with respect to the subject matter hereof.

10.15. JURISDICTION OF DISPUTES. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 10.15 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 10.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF

ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW; PROVIDED, HOWEVER, THAT ANY DISPUTE REGARDING THE MATTERS SET FORTH IN SECTION 2.10 SHALL BE GOVERNED EXCLUSIVELY BY THE PROVISIONS OF SECTION 2.10.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES TO THIS AGREEMENT AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE FINANCING SOURCES AND THEIR RESPECTIVE CURRENT, FORMER OR FUTURE DIRECTORS, OFFICERS, GENERAL OR LIMITED PARTNERS, STOCKHOLDERS, MEMBERS, MANAGERS, CONTROLLING PERSONS, AFFILIATES, EMPLOYEES OR ADVISORS, IN EACH CASE, THAT ARE NOT PARTIES HERETO, IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK OR, IF UNDER APPLICABLE LAW JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).

10.16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING, FOR THE AVOIDANCE OF DOUBT, THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.

10.17. Disclosure Letters. Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Section of this Agreement. The inclusion of information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed as an admission that such information is material to any of the Company or its

Subsidiaries or to any of Parent or its Subsidiaries, as applicable. In addition, matters reflected in the Company Disclosure Letter or the Parent Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter or the Parent Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business (except where expressly stated in the relevant representation, warranty or covenant), and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.

10.18. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.19. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

10.20. Privilege and Related Matters. It is acknowledged by each of the parties hereto, including the Stockholder Representative, that the Company has engaged certain outside attorneys, accountants and other advisors and representatives in connection with various pending or threatened Litigation and other matters, including without limitation Simpson Thacher & Bartlett LLP, KPMG LLP and PricewaterhouseCoopers LLP in connection with certain matters arising out of the Consumer Products Purchase Agreement and the transactions contemplated thereby (such advisors and representatives, collectively, the “Existing Advisors” and such Litigation and other matters, collectively, the “Existing Matters”). It is expressly agreed by each of the parties hereto, including the Stockholder Representative, that such Existing Advisors have been engaged by the Company with respect to the Existing Matters, and not by the Stockholder Representative, the Significant Shareholders or any other Person and all work product, which has been shared with the Company, prepared by the Existing Advisors for the Company in connection with any Existing Matter (for the avoidance of doubt, not including internal correspondence among employees of the Existing Advisors), and any attorney-client privilege relating thereto, belongs solely to the Company and not to the Stockholder Representative, the Significant Shareholders or any other Person. To the extent that any material subject to the attorney-client privilege or work product doctrine, as regards the Existing Matters, has been shared with the Stockholder Representative or the Significant Shareholders, whether prior to or after the date hereof, it is the parties’ desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way such material’s continued protection under the attorney-client privilege of the Company or the work product doctrine. The Stockholder Representative agrees that, from and after the Closing, (a) it shall not, and shall cause the Significant Shareholders not to, seek to have any Existing Advisor disqualified from representing the Company in connection with any Existing Matter, and (b) the Company will have the sole and exclusive right to decide whether or not to waive any attorney-client privilege or work product protection that may apply with respect to any communications or materials prepared in connection with any Existing Matter and shared with the Company (for the avoidance of doubt, not including internal correspondence among employees of the Existing Advisors). From and after the Closing, the Company (and not the Stockholder’s Representative, the Significant Shareholders or any other Person) shall be the sole holder of the attorney-client privilege or work product protection with respect to the engagement of the Existing Advisors in connection with the Existing Matters.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY
BLUE ACQUISITION GROUP, INC.

By:	/s/ David J. West
Name:	David J. West
Title:	President and CEO

[Signature Page to Merger Agreement]

STOCKHOLDER REPRESENTATIVE

BLUE HOLDINGS I, L.P.

By: Blue Holdings GP, LLC, its general partner

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Manager

[Signature Page to Merger Agreement]

THE J. M. SMUCKER COMPANY

By:	/s/ Richard K. Smucker
Name:	Richard K. Smucker
Title:	Chief Executive Officer

SPF HOLDINGS I, INC.

By:	/s/ Richard K. Smucker
Name:	Richard K. Smucker
Title:	President and Chief Executive Officer

SPF HOLDINGS II, LLC

By: THE J. M. SMUCKER COMPANY, its sole member

By:	/s/ Richard K. Smucker
Name:	Richard K. Smucker
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]